Form 10-K405, Exhibit 13
period 1996-12-31
ASPECT TELECOMMUNICATIONS CORP
filed 1997-03-28
CIK 779390

                                                                    EXHIBIT 13.1

<THIS EXHIBIT OMITS CERTAIN GRAPHICAL INFORMATION CONTAINED IN THE PAPER VERSION
  OF THE 1996 ANNUAL REPORT TO SHAREHOLDERS. SUCH GRAPHICAL INFORMATION IS NOT
               INTENDED TO BE INCORPORATED BY REFERENCE HEREIN.>

Excerpt from page 23 of the 1996 Annual Report to Shareholders.

Selected Consolidated Financial Data

YEARS ENDED DECEMBER 31,                     1996(a)          1995(b)           1994           1993         1992(c)
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share and employee data)
Net revenues                                $308,703        $198,972         $147,239         $106,473       $71,021
Gross margin                                 174,781         111,596           81,561           58,812        37,104
   (% of net revenues)                            57%             56%              55%              55%           52%
Research and development                      34,585          25,250           15,774           11,491         8,807
   (% of net revenues)                            11%             13%              11%              11%           12%
Selling, general and administrative           82,478          50,726           37,662           29,273        23,037
   (% of net revenues)                            27%             25%              26%              27%           32%
Income from operations                        57,718          35,620           28,125           18,048         5,260
   (% of net revenues)                            19%             18%              19%              17%            7%
Net income                                  $ 37,633        $ 23,991         $ 17,573         $ 11,475       $ 5,812
   (% of net revenues)                            12%             12%              12%              11%            8%
Primary earnings per share(d):
   Net income per share                     $   0.79        $   0.55         $   0.41         $   0.27       $  0.14
   Shares used in per
      share computations                      47,698(e)       43,692           42,713           42,107        40,935
Fully diluted earnings per share(d):
   Net income per share                     $   0.74        $   0.51         $   0.40         $   0.27       $  0.14
   Shares used in per
      share computations                      52,740          50,205           48,383           44,258        40,935
 ...................................................................................................................................

As of December 31:
Cash, cash equivalents,
   and short-term investments               $115,797        $ 93,633         $102,597         $ 93,105       $36,163
Working capital                              140,079         108,588          113,128          103,632        41,229
Total assets                                 283,093         215,871          166,035          138,326        64,569
Long-term debt                                 4,500(e)       59,500           55,000           55,000            --
Shareholders' equity                        $219,448(e)     $112,285         $ 80,813         $ 64,333       $50,166
Shares outstanding(d)                         48,807(e)       41,753           40,652           40,642        39,848
 ...................................................................................................................................
Capital spending                            $ 33,210        $ 16,627         $ 13,112         $  8,853       $ 4,451
Regular full-time employees                    1,330             950              640              500           380


----------
(a) During 1996, the Company acquired Envoy Holdings Limited and Prospect Software, Inc., in transactions accounted for as pooling of interests. Results for prior years have not been restated since the adjustments would not be material (see Note 2 to the Consolidated Financial Statements).

(b) In October 1995, the Company acquired TCS Management Group, Inc., in a transaction accounted for as a purchase. In connection with the transaction, a charge of $1.8 million, or $0.02 per share on a fully diluted basis, was recorded for purchased in-process technology and is included in 1995 research and development expenses (see Note 2 to the Consolidated Financial Statements).

(c) Results for the year ended December 31, 1992, include an extraordinary tax credit of $1.7 million, or $0.04 per share, related to the use of net operating loss carryforwards.

(d) Share and per share data reflect a two-for-one stock split effective January 28, 1997.

(e) Amount reflects the October 1996 conversion of $55 million of 5% convertible subordinated debentures into approximately 5.7 million shares of common stock (see Note 7 to the Consolidated Financial Statements).

Excerpts from pages 24 - 31 of the 1996 Annual Report to Shareholders.

Management's Discussion and Analysis

BACKGROUND

Aspect Telecommunications Corporation (the Company) is a global provider of comprehensive business solutions for companies with mission-critical call centers that exist to generate revenue, service customers, and handle inquiries. The Company's products include automatic call distributors, interactive response systems, management information and reporting tools, computer-telephony integration technology, and call center planning and forecasting packages. The Company also provides services vital to call center environments, including business applications consulting, systems integration, and training.

In 1996, the Company completed two acquisitions: Envoy Holdings Limited (Envoy) on September 30, 1996, and Prospect Software, Inc. (Prospect), on October 21, 1996. Envoy provides call center and telebusiness solutions designed to improve customer service through consulting services, software, and systems integration. Prospect is a provider of application development tools for building connectivity to a variety of call center systems and network-based computer applications. Both acquisitions were accounted for as pooling of interests and all financial results for 1996 reflect the acquisitions. As the historical operations of Envoy and Prospect were not significant to any year presented, the Company's financial statements for prior years have not been restated and the financial effects of the prior years' results of operations for both acquired companies have been accounted for as increases to retained earnings in 1996.

On October 31, 1995, the Company acquired TCS Management Group, Inc. (TCS), a company engaged in the business of designing, marketing, and supporting software that automates the tasks associated with managing the workforce in a call center. The acquisition was accounted for as a purchase and the operating results of TCS have been included in the consolidated statements of income since the date of acquisition.

On December 20, 1996, the Company announced that its Board of Directors approved a two-for-one stock split effective January 28, 1997, for shareholders of record as of January 6, 1997. All share and per share amounts and share prices in this annual report reflect the stock split.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Specifically, the Company wishes to alert readers that, except for the historical information contained herein, the following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation, statements regarding the Company's expectations, beliefs, intentions, or future strategies, which are dependent on certain risks and uncertainties that may cause actual results to differ materially from those expressed in these or any other forward-looking statements made by or on behalf of the Company. Such risks and uncertainties are described in the section titled "Risk Factors."



RESULTS OF OPERATIONS

Net revenues for the Company increased by 55% to $309 million in 1996 from $199 million in 1995, and 1995 revenues increased by 35% from $147 million in 1994. Net revenues for 1995 include results for TCS for the two-month period ending December 31, 1995, and net revenues for 1996 include a full year of results for Envoy and Prospect (see Note 2 to the Consolidated Financial Statements). Excluding revenues associated with TCS, Envoy, and Prospect, 1996 net revenues increased by 42% over 1995.

Product revenues grew by 55% to $231 million in 1996 from $148 million in 1995, and 1995 product revenues increased by 29% from $115 million in 1994. The increases in product revenues were primarily attributable to increased market demand for the Company's products, as the volume of new systems and add-ons increased from year to year, and the inclusion of TCS's product revenues in 1996. There were no significant changes in average selling prices for new systems across the periods presented.

Customer support revenues increased by 55% to $78 million in 1996 from $51 million in 1995, and 1995 customer support revenues also increased by 55% from $33 million in 1994, due primarily to the growth in the Company's installed base and the inclusion of TCS's customer support revenues in 1996. Customer support revenues include charges for providing contractually agreed-upon ongoing system service and maintenance, which typically commences twelve months from the date a system is first installed; charges to install products at customer sites; consulting and systems integration revenue; and other support services provided to the Company's customers. Contract support revenues are largely dependent on renewable customer support contracts and will be primarily affected by the general growth in the installed base. Installation revenue will generally follow product revenue fluctuations, although no installation revenue is ordinarily received for product sales to the Company's distributors. In 1996, the Company established the Aspect Consulting and Systems Integration (C&SI) business unit. C&SI revenues are dependent on the Company's ability to obtain contracts for suitable projects and successfully complete these projects. Since most of the costs associated with providing customer support are fixed, quarterly fluctuations in customer support revenues can have a significant impact on the related gross margin.

No single customer accounted for 10% or more of net revenues in 1996 or 1995, and one customer accounted for approximately 11% of net revenues in 1994. Net revenues to customers outside of North America have continued to increase in total dollars. As a percentage of net revenues, such revenues were 25% in 1996, 24% in 1995, and 23% in 1994. The revenues generated from international operations are generally denominated in foreign currencies. The Company enters into forward exchange contracts to reduce the impact of foreign currency fluctuations on the results of operations.

Gross margin on product revenues increased to 66% in 1996 from 65% in 1995 and 64% in 1994. The increase between 1996 and 1995 primarily reflects the inclusion of TCS's product revenues, which typically carry higher margins than the Company's other product revenues. The increase in gross margin between 1995 and 1994 was primarily related to increased sales through direct channels (which typically generate higher margins than sales through distributors) and higher margins on TCS product revenues. On a forward-looking basis, the Company expects that the following factors, among others, could have a material impact on product gross margins: the mix of products sold; the channel of distribution; the portion of systems revenues related to accounts purchasing multiple systems; the mix and level of third-party product included as part of systems integration projects; and the results of newly acquired subsidiaries and newly established business units.

Gross margin on customer support revenues was 28% in 1996, 30% in 1995, and 26% in 1994. The decrease in customer support margins in 1996 reflects customer support revenues not growing proportionately with the costs associated with providing the related services, and ongoing efforts to expand the Company's customer support infrastructure, particularly in the United States. In the fourth quarter of 1996, the Company established an additional domestic customer operations support center that will further increase support costs. The improvement in customer support gross margins from 1994 to 1995 was primarily attributable to the increase in the Company's installed base with a proportionately lower increase in fixed costs associated with providing customer support. On a forward-looking basis, the Company anticipates that customer support margins will vary from quarter to quarter due to fluctuations in customer support revenues (since most of the costs associated with providing customer support are fixed), the expansion of its customer support infrastructure, and the Company's ability to build a successful C&SI business unit.

Research and development (R&D) expense increased by 37% to $35 million in 1996 from $25 million in 1995, and 1995 R&D expenses increased by 60% from $16 million in 1994, reflecting the Company's ongoing efforts to remain competitive through both new product development and expanding features for existing products. The increases across the periods presented reflect increased R&D personnel and external consultants and the associated costs for facilities and other infrastructure costs, and the inclusion of TCS's R&D expenses in 1996. As a percentage of net revenues, R&D expenses were 11% in 1996, 13% in 1995, and 11% in 1994. The 1995 R&D expenses include a $1.8 million charge for purchased in-process technology associated with the October 1995 acquisition of TCS. The Company continues to believe that significant investment in R&D is required to remain competitive and anticipates, on a forward-looking basis, that such expenses will increase in terms of absolute dollars for 1997 as a whole, although such expenses as a percentage of net revenues may fluctuate on a quarterly basis.

Selling, general and administrative (SG&A) expenses increased by 63% to $82 million in 1996 from $51 million in 1995, and 1995 SG&A expenses increased by 35% from $38 million in 1994. The increases across the periods presented were primarily caused by increased personnel; increased commissions and travel costs related to higher revenues; the inclusion of TCS's SG&A expenses in 1996 and amortization of intangibles related to the acquisition of TCS; costs related to the expansion of the Company's foreign and domestic operations; increased infrastructure costs, including costs associated with a new internal integrated business application software program; and expenses related to acquisitions. SG&A expenses as a percentage of net revenues were 27% in 1996, 25% in 1995, and 26% in 1994. The Company anticipates, on a forward-looking basis, that SG&A expenses will continue to increase in absolute dollars throughout 1997, although as a percentage of net revenues such expenses may fluctuate on a quarterly basis.

Net interest income decreased by 14% to $2.1 million in 1996 from $2.5 million in 1995, and 1995 net interest income increased from $0.2 million in 1994. The decrease from 1995 to 1996 was primarily attributable to lower interest earning balances and lower interest rates. The increase from 1994 to 1995 was due to higher interest earning balances and higher interest rates. Through October 15, 1996, the Company incurred interest expense related to $55 million of convertible subordinated debentures issued in September 1993. The interest expense related to the debentures was $2.3 million in 1996 and $2.9 million in 1995 and 1994. On a forward-looking basis, the Company anticipates that net interest income will increase in the near term as a result of the conversion of the convertible subordinated debentures in October 1996 (see "Liquidity and Capital Resources").

Income taxes for the Company reflect an effective income tax rate of 37% in both 1996 and 1995, and 38% in 1994. On a forward-looking basis, the Company anticipates that expanding international operations, the anticipated expiration of the R&D tax credit, and other factors will place modest upward pressure on the Company's effective tax rate in the future.



LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1996, the Company's principal source of liquidity consisted of cash, cash equivalents, and short-term investments totaling $116 million, which represented 41% of total assets. The primary sources of cash during 1996 consisted of cash provided by operating activities of $49 million, proceeds from the issuance of common stock under various stock plans of $8 million, and net sales and maturities of short-term investments of $3 million. The primary uses of cash during 1996 consisted of $33 million for the purchase of property and equipment, including $10.5 million for the acquisition of a 98,000-square-foot building and approximately ten acres of land adjacent to the Company's headquarters facility in San Jose, California.

As of December 31, 1996, the Company's outstanding borrowings consisted of a $4.5 million note payable incurred in connection with the acquisition of TCS (see Note 2 to the Consolidated Financial Statements). On October 15, 1996, the Company converted all $55 million of its convertible subordinated debentures into approximately 5.7 million shares of the Company's common stock.

The Company believes, on a forward-looking basis, that its cash, cash equivalents, short-term investments, and anticipated cash flow from operations will be sufficient to meet the Company's presently anticipated cash requirements during at least the next twelve months.



RISK FACTORS

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following discussion highlights some of these risk factors.

Variability and Uncertainty
of Revenues and Operating Results

The Company's revenues, gross margins, and operating results may fluctuate significantly from quarter to quarter for many reasons including, without limitation, the following: (1) given the relatively large sales prices of the Company's systems in relation to quarterly revenue levels, a limited number of systems can account for a significant portion of product revenues in any particular quarter; (2) a significant percentage of product revenues continues to be derived from new customers; (3) the portion of product revenues related to accounts purchasing multiple systems may fluctuate; (4) the mix of products and services sold and channels of distribution may fluctuate; (5) operating results of newly acquired subsidiaries may fluctuate; and (6) the Company's newly established business units (e.g., consulting and systems integration and computer-telephony integration) may require substantial investments, while revenues from such business units may be difficult to predict.

The Company's products typically represent substantial capital commitments by Aspect's customers involving a long sales cycle and, as a result, customer purchase decisions have been, and in the future may be, significantly affected by a variety of factors including, without limitation, the following: general economic conditions; world political events; trends in capital spending, particularly for telecommunications products; market competition and the availability or announcement of alternative technologies; and the degree to which call transaction processing is mission critical for customers. Reduced demand for the Company's products could have a material adverse effect on the Company's business, operating results, and financial condition.

Volatility of Stock Price

The Company's common stock price may be subject to significant volatility. Past financial performance should not be considered a reliable indicator of performance for any future period, and investors should not use historical trends to anticipate future results or trends. For any given quarter, a shortfall in the Company's achieved revenue or earnings from the levels expected by securities analysts or others could have an immediate and adverse effect on the price of the Company's common stock. Additionally, the Company may not learn of such shortfalls until late in a fiscal quarter, which could result in an even more immediate and adverse effect on the Company's common stock price. Such volatility may be exacerbated further by the relatively low trading volume of the Company's common stock. Further, the Company participates in a rapidly changing high-technology industry, which has in the past exhibited significant stock market volatility. Often, when a high-technology company's stock price declines rapidly, the company may become subject to class action securities litigation. Were the Company to become involved in such litigation, it could expend significant financial and management resources, which could have a material adverse effect on the Company's business, operating results, and financial condition.

Product Concentration,
Technological Change, and New Products

Sales and installations of new Aspect CallCenter systems, the Company's principal product, account for a substantial portion of net revenues. Any factor adversely affecting the market for the Aspect CallCenter system or the failure of any Aspect product to meet customer requirements, including system performance, system availability, or other requirements, could have a material adverse effect on the Company's business, operating results, and financial condition.

The market for Aspect's products is subject to rapid technological change and new product introductions. Current competitors or new market entrants may develop new, proprietary products with features that could adversely affect the competitive position of the Company's products. There can be no assurance that the Company will be successful in accurately anticipating market demand for products being developed; in developing, manufacturing, and marketing new products; or in enhancing its existing products.

Due to the complexity and sophistication of the Company's software products, the Company's products from time to time contain defects that can be difficult to correct. There can be no assurance that software defects will not cause delays in product introductions and shipments, result in increased costs, require design modifications, or impair customer satisfaction with the Company's products. Any such event could materially adversely affect the Company's business, operating results, and financial condition.

Competition

The Company believes the market for its products is highly competitive and that competition is likely to intensify. The Company's principal competitors currently include companies that market automatic call distributor (ACD) systems and companies that market private branch exchange systems that include ACD features. The Company's current competitors include, but are not limited to, Lucent Technologies Inc. (previously a unit of AT&T Corp.); Northern Telecom Limited (Nortel); Siemens Business Communication Systems, Inc.; Rockwell International Corporation; Alcatel Alsthom; L.M. Ericsson; and N.V. Philips. The Company anticipates that the regional Bell operating companies and other telephone operating companies could market ACD functionality through equipment located in the telephone operating company's central office rather than on customers' premises. Additional potential competitors include companies with technologies capable of providing mission-critical call transaction processing capabilities, including participants in the problem tracking and resolution client/server software market, pre-network routing companies, and a wide variety of computer-telephony integration software companies. As the hardware requirements for a traditional call center diminish due to the emergence of the Internet, local area networks, and other factors, other companies may obtain a significant position in the call transaction processing market.

Many of Aspect's current competitors have longer operating histories; considerably greater financial, technical, sales, and marketing resources; and larger installed customer bases than Aspect. Moreover, Lucent Technologies, the largest provider of call center products and services, may emerge as a more focused, aggressive competitor following its recent divestiture from AT&T. Consequently, the Company expects to encounter substantial competition from these and other companies, as well as from new market entrants and emerging technologies. Intensified price-based competition or changes in the Company's price structure could result in lower prices and lower margins for Aspect's products, which could materially adversely affect the Company's business, operating results, and financial condition.

Intellectual Property; Litigation

The Company's success depends in part upon its internally developed technology. While the Company relies on patent, trademark, trade secret, and copyright law to protect its technology, the Company believes that the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition, and product reliability are more essential to establishing and maintaining a technology leadership position. The Company generally enters into confidentiality or license agreements with its employees, consultants, and vendors, and generally controls access to and distribution of its software, documentation, and other proprietary information. Despite these precautions, unauthorized third parties may attempt to copy or otherwise obtain and use the Company's technology. In addition, third parties may develop similar technology independently.

As is common in the telecommunications industry, the Company has been and may in the future be notified of claims that it may be infringing other parties' patents or other proprietary rights. Although the Company attempts to ensure that its products and processes do not infringe such third-party patents or proprietary rights, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company. Periodically, the Company negotiates with third parties to establish patent license or cross-license agreements, and the Company is currently in such negotiations. While the Company cannot predict the outcome of the current negotiations, and to date such negotiations have not resulted in any license or cross-license agreements, based on discussions to date the Company does not expect that any such agreement would have a material adverse effect on the Company's financial condition. Although the Company intends to resolve intellectual property disputes through licensing arrangements, when appropriate, and on terms it believes to be commercially reasonable, there can be no assurance that the Company would be able to license valid and infringed patents (if any) on commercially reasonable terms or that it would prevail in any litigation over third-party claims.

In the future, Aspect could become involved in other types of litigation, such as shareholder lawsuits for alleged violations of securities laws, claims asserted by current or former employees, and product liability claims. Any litigation in which the Company is involved, regardless of merit, source, or outcome, could result in substantial cost to and diversion of effort by the Company, which could have a material adverse effect on the Company's business, operating results, and financial condition.

Management of Growth

The Company has experienced a period of rapid growth that has placed a significant strain on the Company's managerial and operational resources. To manage its growth, the Company must continue to implement and improve its operational and financial systems and to expand, train, and manage its employee base. For example, the Company recently implemented, and in the future may implement, additional versions of a new internal integrated business application software system. There can be no assurance that complications will not arise from this software system transition, resulting in substantial unanticipated expenses. An additional challenge created by the Company's rapid growth is in hiring, assimilating, training, and retaining a large number of employees in a labor market characterized by a high demand for and limited supply of qualified people. In addition, the Company must carefully maintain inventories at levels consistent with product demand and the requirements of new product introductions. Inaccuracies in demand forecasts could quickly result in either insufficient or excessive inventories and obsolescence expense.

Dependence on Key Personnel

The Company depends upon certain key management and technical personnel, the loss of whom could have a material adverse effect on the Company's business, operating results, and financial condition. The Company's future success will depend in part upon its ability to attract and retain highly qualified personnel, broaden and diversify its management team, and ensure successful management transition.

Limited Sources of Component Supply

Although the Company primarily uses standard parts and components in its products, certain components, including certain central processing units, other integrated circuits, and circuit cards, are presently available only from a single source or from limited sources of supply. The inability of the Company to develop alternative sources if and as required in the future, or to obtain sufficient sole or limited source components as required, could have a material adverse effect on the Company's business, operating results, and financial condition. In addition, there can be no assurance that manufacturers of component parts used by the Company will not modify their products in a manner incompatible with the Company's use of such products.

Licenses from Third Parties

The Company currently manufactures certain components incorporated into its products pursuant to engineering and manufacturing licenses from third parties. The Company depends upon the licensors' abilities to provide certain technical support and cooperation in optimizing the Company's use of the licensed technologies. Should any of the licensors become unable to provide such technical support, the Company would have to develop internal capabilities or otherwise locate alternative technical support. This in turn could adversely affect the Company's ability to complete timely shipments during the transition. If, due to a breach of a license agreement or otherwise, the Company becomes unable to continue to utilize the applicable licensed technology, the Company's business, operating results, and financial condition could be materially adversely affected.

Geographic Concentration

Aspect's product development, manufacturing, information technology systems, corporate offices, and support functions are concentrated in the Silicon Valley area of California. In the event of a natural disaster, such as an earthquake or flood, the Company could experience a business interruption that would have a material adverse effect on the Company's business, operating results, and financial condition.

Acquisitions and Investments

Since October 1995, Aspect has acquired three companies: TCS, Envoy, and Prospect. During the same period, the Company made minority equity investments in companies with products, services, or technologies that potentially complement Aspect's business. In the future, the Company may make further strategic acquisitions and investments or enter into joint ventures or strategic alliances with other companies. Such transactions entail numerous risks, including the following: inability to successfully integrate such companies' personnel and businesses; inability to realize anticipated synergies, economies of scale, or other value associated with such transactions; diversion of management's attention and disruption of the Company's ongoing business; inability to retain key technical and managerial personnel; inability to establish and maintain uniform standards, controls, procedures, and policies; and impairment of relationships with employees and customers as a result of the integration of new personnel. In addition, future acquisitions or investments by the Company may result in the issuance of additional equity or debt securities, significant one-time write-offs, and the creation of goodwill or other intangible assets. Failure to avoid these or other risks associated with such business combinations, investments, joint ventures, or strategic alliances could have a material adverse effect on the Company's business, operating results, and financial condition.

International Operations

The Company currently operates in several international markets and anticipates entering additional markets in the future. The financial resources required to enter a new international market may vary substantially among markets based upon, among other factors, the market's regulatory environment, the Company's expansion strategy in the market, and the level of acceptance of the Company's products in that market. Many countries require multiple governmental approvals prior to allowing a new entrant into the market. The cost and timing of these approvals, which may require the Company to modify its products, are often subject to considerable uncertainty and could result in longer lead times than initially anticipated. The Company's international operations are subject to additional risks, including exchange rate fluctuations; delays in telecommunications deregulation; difficulties in staffing and managing foreign subsidiary operations; political and economic instability; potentially negative tax consequences; and foreign and domestic trade legislation, which could result in the creation of trade barriers such as tariffs, duties, quotas, and other restrictions. Failure to successfully enter certain international markets on a timely basis could impair the Company's competitive position in such markets and prevent the Company from obtaining the scale advantages of global competitors.

Regulatory Requirements

The Company's products are subject to various regulations that require, among other things, that the Company's products meet certain radio frequency emission standards, be compatible with the public telephone networks, and conform to certain safety and other standards. Sales of products that fail to comply with these regulations may be prohibited by regulatory authorities until appropriate modifications are made. There can be no assurance that the Company will be successful in obtaining or maintaining the necessary regulatory approvals for its products, and its failure to do so could have a material adverse effect on the Company's business, operating results, and financial condition.

Expansion of Distribution Channels

The Company has historically sold its products through its direct sales force and a limited number of distributors. The Company is currently investing, and plans to continue to invest, significant resources to expand its domestic and international direct sales force and develop distribution relationships with certain third-party distributors. Any failure by the Company to maintain or expand its direct sales force or other distribution channels would materially adversely affect the Company's business, operating results, and financial condition.

Excerpts from pages 32-44 of the 1996 Annual Report to Shareholders, "Consolidated Financial Statements."

Consolidated Balance Sheets

DECEMBER 31,                                                                    1996             1995
-------------------------------------------------------------------------------------------------------
(in thousands, except share amounts)

ASSETS
Current assets:
   Cash and cash equivalents                                                $  47,996         $  22,102
   Short-term investments                                                      67,801            71,531
   Accounts receivable (net of allowance for doubtful
      accounts: $1,202 in 1996 and $825 in 1995)                               53,211            39,291
   Inventories                                                                 15,485            11,051
   Other current assets                                                        14,731             8,699
-------------------------------------------------------------------------------------------------------
      Total current assets                                                    199,224           152,674

Property and equipment--net                                                    51,348            28,418
Intangible assets--net                                                         28,888            31,405
Other assets                                                                    3,633             3,374
-------------------------------------------------------------------------------------------------------
Total assets                                                                $ 283,093         $ 215,871
-------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                         $   8,187         $  11,142
   Accrued compensation and related benefits                                    8,896             8,427
   Other accrued liabilities                                                   22,581            15,242
   Customer deposits and deferred revenue                                      19,481             9,275
-------------------------------------------------------------------------------------------------------
      Total current liabilities                                                59,145            44,086

Convertible subordinated debentures                                                --            55,000
Note payable                                                                    4,500             4,500
Commitments and contingencies
Shareholders' equity:
   Preferred stock, $.01 par value:
      2,000,000 shares authorized, none outstanding in 1996 and 1995               --                --
   Common stock, $.01 par value:
      100,000,000 shares authorized, shares outstanding:
      48,806,580 in 1996 and 41,752,922 in 1995                               128,186            62,082
   Net unrealized gain on securities                                            2,534               102
   Accumulated translation adjustments                                            (45)             (437)
   Retained earnings                                                           88,773            50,538
-------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                              219,448           112,285
-------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                  $ 283,093         $ 215,871
-------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

Consolidated Statements of Income

YEARS ENDED DECEMBER 31,                                     1996              1995             1994
------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

Net revenues:
   Product                                                $ 230,539        $  148,436        $ 114,632
   Customer support                                          78,164            50,536           32,607
------------------------------------------------------------------------------------------------------------
Total net revenues                                          308,703           198,972          147,239
 ............................................................................................................

Cost of revenues:
   Cost of product revenues                                  77,374            52,007           41,406
   Cost of customer support revenues                         56,548            35,369           24,272
------------------------------------------------------------------------------------------------------------
Total cost of revenues                                      133,922            87,376           65,678
 ............................................................................................................
Gross margin                                                174,781           111,596           81,561

Operating expenses:
   Research and development                                  34,585            25,250           15,774
   Selling, general and administrative                       82,478            50,726           37,662
------------------------------------------------------------------------------------------------------------
Total operating expenses                                    117,063            75,976           53,436
------------------------------------------------------------------------------------------------------------

Income from operations                                       57,718            35,620           28,125
 ............................................................................................................

Interest income                                               4,884             5,649            3,390
Interest expense                                             (2,774)           (3,188)          (3,172)
------------------------------------------------------------------------------------------------------------
Income before income taxes                                   59,828            38,081           28,343
Provision for income taxes                                   22,195            14,090           10,770
------------------------------------------------------------------------------------------------------------
Net income                                                $  37,633        $   23,991        $  17,573
 ............................................................................................................

Primary earnings per share:
   Net income per share                                   $    0.79        $     0.55        $    0.41
   Shares used in per share computations                     47,698            43,692           42,713

Fully diluted earnings per share:
   Net income per share                                   $    0.74        $     0.51        $    0.40
   Shares used in per share computations                     52,740            50,205           48,383


See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

                                                                         Notes          Net
                                                                       Receivable    Unrealized
                                                 Common Stock          from Sale        Gain      Accumulated
                                         --------------------------    of Common    (Loss) on     Translation   Retained
                                            Shares          Amount       Stock       Securities   Adjustments   Earnings     Total
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share amounts)

BALANCES, DECEMBER 31, 1993              40,642,376       $  54,554      $(23)        $    --       $(704)     $ 10,506   $  64,333

Issuance of common stock
   under stock purchase plans               115,816             683        --              --          --            --         683
Issuance of common stock
   under other stock plans                  354,008             949        --              --          --            --         949
Stock repurchases                          (460,000)         (1,661)       --              --          --        (1,532)     (3,193)
Collection of notes receivable                   --              --        13              --          --            --          13
Income tax benefit for employee
   stock option transactions                     --             701        --              --          --            --         701
Net unrealized loss on securities                --              --        --            (606)         --            --        (606)
Accumulated translation adjustments              --              --        --              --         360            --         360
Net income                                       --              --        --              --          --        17,573      17,573
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1994              40,652,200          55,226       (10)           (606)       (344)       26,547      80,813

Issuance of common stock
   under stock purchase plans               344,800           2,524        --              --          --            --       2,524
Issuance of common stock
   under other stock plans                  755,922           2,911        --              --          --            --       2,911
Collection of notes receivable                   --              --        10              --          --            --          10
Income tax benefit for employee
   stock option transactions                     --           1,421        --              --          --            --       1,421
Net unrealized gain on securities                --              --        --             708          --            --         708
Accumulated translation adjustments              --              --        --              --         (93)           --         (93)
Net income                                       --              --        --              --          --        23,991      23,991
 ..................................................................................................................................
BALANCES, DECEMBER 31, 1995              41,752,922          62,082        --             102        (437)       50,538     112,285

Adjustment in connection with
   pooling of interests                     490,836             378        --              --          --           602         980
Issuance of common stock
   under stock purchase plans               178,426           3,149        --              --          --            --       3,149
Issuance of common stock
   under other stock plans                  725,232           4,633        --              --          --            --       4,633
Income tax benefit for employee
   stock option transactions                     --           4,177        --              --          --            --       4,177
Issuance of common stock related to
   the conversion of the convertible
   subordinated debentures, net of
   unamortized debt issuance costs
   of $1,233                              5,659,164          53,767        --              --          --            --      53,767
Net unrealized gain on securities                --              --        --           2,432          --            --       2,432
Accumulated translation adjustments              --              --        --              --         392            --         392
Net income                                       --              --        --              --          --        37,633      37,633
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1996              48,806,580       $ 128,186      $ --         $ 2,534       $ (45)     $ 88,773   $ 219,448
-----------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31,                                                                  1996              1995             1994
----------------------------------------------------------------------------------------------------------------------------------
(in thousands)

Cash flows from operating activities:
   Net income                                                                           $ 37,633         $ 23,991         $ 17,573
   Reconciliation of net income to cash provided by
      operating activities:
         Depreciation and amortization                                                    16,296            8,687            7,075
         Purchased in-process technology                                                      --            1,800               --
         Changes in assets and liabilities, net of effects from company acquired in 1995:
               Accounts receivable                                                       (12,024)          (9,764)          (7,993)
               Inventories                                                                (4,265)          (2,297)          (2,000)
               Other current assets and other assets                                      (4,191)          (1,351)            (546)
               Accounts payable                                                           (3,966)           3,520            2,579
               Accrued compensation and related benefits                                      67              464            2,129
               Other accrued liabilities                                                   9,147            5,593            3,923
               Customer deposits and deferred revenue                                     10,078             (810)           2,432
 .................................................................................................................................
            Cash provided by operating activities                                         48,775           29,833           25,172

Cash flows from financing activities:
   Repurchase of common stock                                                                 --               --           (3,193)
   Repayment of capital lease obligations                                                     --               --              (91)
   Other common stock transactions--net                                                    7,782            5,445            1,645
----------------------------------------------------------------------------------------------------------------------------------
            Cash provided by (used in) financing activities                                7,782            5,445           (1,639)

Cash flows from investing activities:
   Short-term investment purchases                                                       (93,174)         (85,794)         (87,810)
   Short-term investment sales and maturities                                             96,531           89,597           62,525
   Property and equipment purchases                                                      (33,210)         (16,627)         (13,112)
   Purchase of company, net of cash acquired                                                  --          (28,408)              --
 .................................................................................................................................
            Cash used in investing activities                                            (29,853)         (41,232)         (38,397)
Effect of exchange rate changes on cash and cash equivalents                                (810)              85              334
 .................................................................................................................................
Increase (decrease) in cash and cash equivalents                                          25,894           (5,869)         (14,530)
Cash and cash equivalents:
   Beginning of year                                                                      22,102           27,971           42,501
----------------------------------------------------------------------------------------------------------------------------------
   End of year                                                                          $ 47,996         $ 22,102         $ 27,971
 .................................................................................................................................

Supplemental disclosure of cash flow information:
   Cash paid for interest                                                               $  3,127         $  2,750         $  3,172
   Cash paid for income taxes                                                           $ 18,852         $ 11,329         $  9,019
Supplemental schedule of noncash investing and financing activities:
      Income tax benefit from employee stock transactions                               $  4,177         $  1,421         $    701
      Conversion of convertible subordinated debentures
        into shares of common stock, net of unamortized
        debt issuance costs of $1,233                                                   $ 53,767         $     --         $     --
 .................................................................................................................................


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1: ORGANIZATION AND
SIGNIFICANT ACCOUNTING POLICIES

Organization

Aspect Telecommunications Corporation (the Company) is a global provider of comprehensive business solutions for companies with mission-critical call centers that exist to generate revenue, service customers, and handle inquiries. The Company's products include automatic call distributors, interactive response systems, management information and reporting tools, computer-telephony integration technology, and call center planning and forecasting packages. The Company also provides services vital to call center environments, including business applications consulting, systems integration, and training.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Investments

The Company has classified all of its investments as available-for-sale securities. While the Company's practice is to hold debt securities to maturity, the Company has classified all debt securities as available-for-sale securities, as the sale of such securities may be required prior to maturity to implement management strategies. The carrying value of all securities is adjusted to fair market value, with unrealized gains and losses, net of deferred taxes, being excluded from earnings and reported as a separate component of shareholders' equity. Cost is based on the specific identification method for purposes of computing realized gains or losses.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to thirty years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life.

Intangible Assets

Intangible assets at December 31, 1996, consist of $28,888,000 (net of accumulated amortization of $4,475,000) of purchased existing technology, goodwill, a covenant not to compete, and a trademark acquired in the acquisition of TCS Management Group, Inc. (see Note 2). These intangible assets are amortized on a straight-line basis over periods of five to ten years.

Software Development Costs

The costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Software to be Sold, Leased or Otherwise Marketed." Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

Customer Deposits and Deferred Revenue

Customer deposits primarily represent payments received from customers upon product order. Deferred revenue represents payments received from customers for maintenance support or products prior to revenue recognition.

Revenue Recognition

The Company generally recognizes revenue from the sale of systems upon installation at the customer site; revenues from add-ons, upgrades, software licenses, and systems sales to distributors are generally recognized upon shipment to the customer or distributor. Customer support revenues primarily consist of revenues from new system installations, which are recognized when the service is provided, and ongoing customer support revenues, which are recognized ratably over the support period. Revenues are recorded net of sales returns and allowances. Product warranty costs and costs related to insignificant vendor obligations for post-contract customer support are accrued when revenue is recognized.

Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees."

Per Share Information

Per share information is computed using the weighted average number of common and common equivalent shares outstanding. For primary earnings per share, common equivalent shares consist of the incremental shares issuable upon the assumed exercise of dilutive stock options (using the treasury stock method). For fully diluted earnings per share, common equivalent shares also include the dilutive effect of incremental shares issuable upon the conversion of the 5% convertible subordinated debentures (see Note 7, "Convertible Subordinated Debentures"), and net income is adjusted for the interest expense (net of income taxes) related to the debentures.

Foreign Currency Translation and Foreign Exchange Contracts

Operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency for each subsidiary. Assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect as of the balance sheet dates, and results of operations for each subsidiary are translated using average rates in effect for the periods presented. Foreign currency transaction gains and losses, which are included in the consolidated statements of income, have not been material in any of the three years presented. The Company enters into foreign exchange contracts as a hedge against intercompany account balances. Market value gains and losses on these contracts offset foreign exchange gains or losses on the balances being hedged.

Certain Significant Risks and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such management estimates include the allowance for doubtful accounts receivable, the recoverability of intangible assets, and warranty reserves. Actual results could differ from those estimates.

The Company sells its products primarily to large organizations in diversified industries in North America and Europe, and generally does not require its customers to provide collateral or other security to support accounts receivable. However, the Company's intention is to mitigate its credit risk on system sales by receiving a portion of the sales price prior to shipping the product. While the Company maintains allowances for potential bad debt losses, such losses to date have not been material.

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control, that could have a material adverse effect on the Company's future financial position or results of operations. These risks include variability and uncertainty of revenues and operating results; product concentration, technological change, and new products; competition; intellectual property/litigation; management of growth; dependence on key personnel; limited sources of component supply; licenses from third parties; geographic concentration; acquisitions and investments; international operations; regulatory requirements; and expansion of distribution channels.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current-year presentation.



NOTE 2: BUSINESS COMBINATIONS

On October 21, 1996, the Company acquired Prospect Software, Inc. (Prospect), by issuing 280,000 shares of common stock for all of the outstanding stock of Prospect. Prospect is a provider of application development tools for building connectivity to a variety of call center systems and network-based computer applications. The acquisition was accounted for as a pooling of interests.

On September 30, 1996, the Company acquired Envoy Holdings Limited (Envoy) by issuing approximately 211,000 shares of common stock for all of the outstanding stock of Envoy. Envoy Systems Limited, the primary operating subsidiary of Envoy, provides call center and telebusiness solutions to help improve customer service through consulting services, software, and systems integration. The acquisition was accounted for as a pooling of interests.

All financial data for 1996 reflects the acquisitions of Envoy and Prospect, and all material intercompany transactions during such period have been eliminated. As the historical operations of Envoy and Prospect were not significant to any year presented, the Company's financial statements for prior years have not been restated and the financial effect of the prior years' results of operations of Envoy and Prospect has been accounted for as a $602,000 increase to retained earnings in 1996.

Summarized results of operations of the separate companies for the nine months ended September 30, 1996, are as follows (in thousands):

                           Net Revenues    Net Income
--------------------------------------------------------------------------------
Aspect                         $215,613       $26,646
Envoy                             2,638           157
Envoy acquisition costs              --          (374)
Prospect                          2,378           883
Eliminations                       (475)         (123)
--------------------------------------------------------------------------------
                               $220,154       $27,189
 ................................................................................

On October 31, 1995, the Company acquired TCS Management Group, Inc. (TCS), a company engaged in the business of designing, marketing, and supporting software that automates the tasks associated with managing the workforce in a call center, specifically call forecasting, staff scheduling, and staff performance tracking. The acquisition was accounted for as a purchase. The aggregate purchase price of $37,500,000, consisting of $33,000,000 in cash and a promissory note of $4,500,000, plus costs of approximately $250,000 directly attributable to the acquisition, have been allocated to the assets acquired and liabilities assumed. The promissory note is due October 31, 1998, and bears interest at the prime rate (8.25% at December 31, 1996). Approximately $1,800,000 of the total purchase price represented the value of in-process technology that had not reached technological feasibility and that had no alternative future use and was charged to research and development expense in the fourth quarter of 1995.

The fair value of assets acquired, excluding the $1,800,000 of purchased in-process technology charged to operations, was $42,214,000 and liabilities of $6,514,000 were assumed.

The operating results of TCS have been included in the consolidated statements of income since the date of acquisition. Had the acquisition taken place at the beginning of 1994, unaudited pro forma results of operations would have been as follows for the years ended December 31 (in thousands, except per share data):

                                        1995       1994
--------------------------------------------------------------------------------
Net revenues                          $211,852   $162,045
Net income                              24,204     15,974
Fully diluted earnings per share          0.52       0.37

The pro forma results of operations give effect to certain adjustments, including amortization of purchased intangibles and goodwill, interest expense on the promissory note, the elimination of certain non-recurring expenses, and interest income associated with funding the acquisition. The $1,800,000 charge for purchased in-process technology has been excluded from the pro forma results as it is a non-recurring charge.



NOTE 3: INVESTMENTS

Short-term investments at December 31 consist of the following (in thousands):

                                            1996
--------------------------------------------------------------------------------
                                     Gross        Gross
                      Amortized   Unrealized    Unrealized
                         Cost        Gains        Losses       Market Value
--------------------------------------------------------------------------------
Municipal obligations  $ 34,680     $  105        $ (320)         $ 34,465
Corporate notes
   and bonds             26,804         63           (38)           26,829
Treasury bills            3,506         --            (7)            3,499
Foreign debt issues       3,009         --            (1)            3,008
--------------------------------------------------------------------------------
   Total                $67,999     $  168        $ (366)         $ 67,801
--------------------------------------------------------------------------------


                                            1995
--------------------------------------------------------------------------------
                                     Gross        Gross
                      Amortized   Unrealized    Unrealized
                         Cost        Gains        Losses       Market Value
--------------------------------------------------------------------------------
Municipal obligations  $24,776      $  70        $   (7)         $ 24,839
Corporate notes
   and bonds            24,441        138           (46)           24,533
Treasury bills          19,094         31           (23)           19,102
Foreign debt issues      3,050          7            --             3,057
--------------------------------------------------------------------------------
   Total               $71,361      $ 246        $  (76)         $ 71,531
--------------------------------------------------------------------------------

The maturity of short-term investments at December 31, 1996, was as follows (in thousands):

                                 Market Value
--------------------------------------------------------------------------------
                              Within      One to
                             One Year    Two Years
--------------------------------------------------------------------------------
Municipal obligations       $ 20,274     $14,191
Corporate notes and bonds     24,483       2,346
Treasury bills                 1,997       1,502
Foreign debt issues            3,008          --
--------------------------------------------------------------------------------
   Total                    $ 49,762     $18,039
--------------------------------------------------------------------------------

Included in other current assets at December 31, 1996, is an investment in an equity security with a market value of $4,736,000 (cost of $450,000).

Realized gains and losses were not significant in 1996, 1995, or 1994.

NOTE 4: INVENTORIES

Inventories at December 31 consist of
(in thousands):

                                1996       1995
--------------------------------------------------------------------------------
Raw materials               $  9,598    $ 7,556
Work in progress                 541        660
Finished goods                 5,346      2,835
--------------------------------------------------------------------------------
   Total                    $ 15,485    $11,051
--------------------------------------------------------------------------------

NOTE 5: PROPERTY AND EQUIPMENT

Property and equipment at December 31 consist of (in thousands):

                                1996       1995
--------------------------------------------------------------------------------
Land                         $  3,505    $    --
Building and improvements       7,195         --
Computer and development
   equipment                   48,107     32,781
Field spares                   13,633     11,034
Office equipment               15,393     10,808
Leasehold improvements          8,844      6,431
--------------------------------------------------------------------------------
   Total                       96,677     61,054
Accumulated depreciation
   and amortization           (45,329)   (32,636)
--------------------------------------------------------------------------------
Property and equipment--net  $ 51,348    $28,418
--------------------------------------------------------------------------------

NOTE 6: OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31 consist of (in thousands):

                              1996       1995
--------------------------------------------------------------------------------
Income taxes payable        $  6,263    $ 5,115
Product warranty               3,778      2,397
Other                         12,540      7,730
--------------------------------------------------------------------------------
   Total                    $ 22,581    $15,242
--------------------------------------------------------------------------------

NOTE 7:  CONVERTIBLE
SUBORDINATED DEBENTURES

During September 1993, the Company issued convertible subordinated debentures ("the debentures") with a face value totaling $55,000,000 in a Rule 144A private placement transaction. In October 1996, the Company converted the debentures, net of unamortized debt issuance costs of $1,233,000, into 5,659,164 shares of common stock.



NOTE 8:  SHAREHOLDERS' EQUITY

Stock Split

On December 20, 1996, the Company announced that its Board of Directors approved a two-for-one stock split of the Company's common stock effective January 28, 1997 for holders of record on January 6, 1997. All references in the consolidated financial statements with regard to shares, per share amounts, and share prices have been adjusted for the stock split.

Stock Option Plans

Under the Company's stock option plans, incentive and nonqualified stock options may be granted to employees, officers, and directors. All options must be granted at fair market value. Options granted to nondirectors become exercisable as determined by the Board of Directors (generally over four or five years) and typically expire ten years after the date of grant. Options granted to outside directors become exercisable over four years and expire five years after the date of grant.

A summary of stock option activity follows:

                         Number of       Weighted-Average
                           Shares         Exercise Price
--------------------------------------------------------------------------------
Outstanding,
  December 31, 1993      4,417,044           $    4.11
Granted                  1,830,900           $    8.92
Canceled                  (395,700)          $    5.52
Exercised                 (352,488)          $    2.68
--------------------------------------------------------------------------------
Outstanding,
  December 31, 1994      5,499,756           $    5.70
Granted                  2,788,100           $   13.03
Canceled                  (690,412)          $    7.09
Exercised                 (754,682)          $    3.86
--------------------------------------------------------------------------------
Outstanding,
  December 31, 1995      6,842,762           $    8.75
Granted                  2,554,000           $   25.84
Canceled                  (525,089)          $   13.05
Exercised                 (723,724)          $    6.16
--------------------------------------------------------------------------------
Outstanding,
  December 31, 1996      8,147,949           $   14.06
--------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1996:

                                   Options Outstanding                           Options Exercisable
                       -------------------------------------------------    -------------------------------
                                     Weighted-Average       Weighted-                        Weighted-
   Range of               Number         Remaining           Average          Number          Average
Exercise Prices        Outstanding   Contractual Life     Exercise Price    Exercisable     Exercise Price
-----------------------------------------------------------------------------------------------------------
$  0.50  -  $ 9.50      2,806,740        5.73 years         $     5.09       1,846,101        $    4.16
$  9.88  -  $17.19      2,820,783        8.17               $    12.31         919,307        $   11.84
$ 18.25  -  $31.50      2,520,426        9.11               $    26.00          48,596        $   18.25
-----------------------------------------------------------------------------------------------------------
$  0.50  -  $31.50      8,147,949        7.62               $    14.06       2,814,004        $    6.91
-----------------------------------------------------------------------------------------------------------

At December 31, 1996, 4,658,185 shares were available for future grant under the Company's stock option plans.

At December 31, 1995 and 1994, options to purchase 1,967,694 and 1,681,780 shares, respectively, were exercisable at weighted-average exercise prices of $4.43 and $3.18, respectively.

Employee Stock Purchase Plan

In April 1990, the Board of Directors established the 1990 Employee Stock Purchase Plan, under which 2,100,000 common shares are authorized for sale to qualified employees through payroll withholdings at a price equal to 85% of the lower of the fair market value as of the beginning or end of each six-month offering period. At December 31, 1996, 1,621,894 shares had been issued under this plan.

Stock-Based Compensation

The Company utilizes stock options to attract new employees and retain existing employees. Such options provide the grantee an opportunity to purchase the Company's common stock at the fair market value of such shares as of the date of grant, pursuant to a vesting period ranging from four to five years from the grant date. The options expire based on the earlier of the employee's termination date or typically ten years from the grant date. In 1996, the Company was required to adopt Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS 123 requires that the fair value of stock-based awards to employees be calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's stock-based awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that the pro forma amounts below, which are based on the methodology required under SFAS 123, do not necessarily provide a reliable single measure of the fair value of the Company's stock-based awards.

SFAS 123 encourages, but does not require, companies to record compensation cost for stock-based awards at fair value. Under this method, compensation cost is measured based on the fair value of the stock award when granted and is recognized as an expense over the service period, which is usually the vesting period. As discussed in Note 1, the Company has chosen to continue to account for stock-based awards using the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan. Had the compensation cost for the Company's stock-based awards been determined based on the fair value at the grant dates for awards under those plans in 1996 and 1995 consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                     1996        1995
--------------------------------------------------------------------------------
Net income               As reported                $ 37,633     $23,991
                         Pro forma                  $ 27,849     $21,812
--------------------------------------------------------------------------------
Primary earnings         As reported                $   0.79     $  0.55
   per share             Pro forma                  $   0.58     $  0.50
--------------------------------------------------------------------------------
Fully diluted earnings   As reported                $   0.74     $  0.51
   per share             Pro forma                  $   0.56     $  0.47

The initial impact of adopting SFAS 123 disclosures may not be representative of the effect on pro forma net income and earnings per share in future years because of the following: the impact of outstanding nonvested stock options granted prior to 1995 has been excluded from the pro forma calculations; options vest over several years; and additional option grants may be made each year.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected life, six months following vesting; stock volatility, 50%; risk-free interest rate, approximately 6%; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. The weighted-average fair value of options granted during 1996 and 1995 was approximately $10.00 and $5.00, respectively.

The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated using the Black-Scholes model with the following weighted-average assumptions: expected life, six months; expected volatility, 54% in 1996 and 39% in 1995; risk-free interest rate, approximately 6%; and no dividends during the expected term. The weighted-average fair value of purchase rights granted in 1996 and 1995 was approximately $6.00 and $2.50, respectively.

Shares Reserved for Issuance

At December 31, 1996, the Company had reserved shares of common stock for issuance as follows:

Stock option plans                     12,806,134
Stock purchase plan                       478,106
Other stock plans                           8,820
--------------------------------------------------------------------------------
   Total                               13,293,060
--------------------------------------------------------------------------------

Repurchase Program

During 1992, the Board of Directors approved a program to repurchase up to 3,000,000 shares of the Company's common stock from the open market. Through July 31, 1994, 1,292,000 shares had been repurchased at an aggregate price of $4,934,000 and no shares have been repurchased subsequent to such date. During 1996, the Company terminated its share repurchase program.



NOTE 9: INCOME TAXES

Tax provisions for the years ended December 31 consist of (in thousands):

                    1996        1995       1994
--------------------------------------------------------------------------------
Current:
   Federal        $14,842    $ 10,140    $ 8,257
   State            2,371       2,300      1,985
   Foreign--net     6,245       3,487      1,346
Deferred:
   Federal         (1,294)     (1,730)      (753)
   State               31        (107)       (65)
--------------------------------------------------------------------------------
     Total        $22,195    $ 14,090    $10,770
--------------------------------------------------------------------------------

Income before income taxes for the years ended December 31 consists of (in thousands):

                   1996        1995       1994
--------------------------------------------------------------------------------
Domestic          $42,315    $ 27,740    $23,658
Foreign--net       17,513      10,341      4,685
--------------------------------------------------------------------------------
     Total        $59,828    $ 38,081    $28,343
--------------------------------------------------------------------------------

A reconciliation of the statutory federal income tax rate and the effective tax rate as a percentage of income before income taxes for the years ended December 31 is as follows:

                              1996        1995          1994
--------------------------------------------------------------------------------
Tax at statutory rate         35.0%       35.0%         35.0%
State income taxes--
   net of federal effect       2.7         3.8           4.3
Research and develop-
   ment tax credits           (0.5)       (0.6)         (0.9)
Tax exempt
   investment income          (0.7)       (1.3)         (0.6)
Other                          0.6         0.1           0.2
 ................................................................................
   Total                      37.1%       37.0%         38.0%
 ................................................................................


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss carryforwards. Significant components of the Company's deferred income tax assets and liabilities as of December 31 are as follows (in thousands):

                                      1996       1995
--------------------------------------------------------------------------------
Deferred tax assets:
   Accruals deductible in
     different periods             $  4,976    $ 3,557
   Depreciation and amortization      1,495      1,752
   Revenue recognized in
     different periods                  224      1,291
   Net operating loss of
     foreign subsidiaries               520        404
   Overhead in inventory                514        415
 ................................................................................
                                      7,729      7,419
Deferred tax liabilities:
   Unrealized gains
     on investments                  (1,554)        --
   Tax expenses recognized in
     different periods                   --        (97)
Valuation allowance for net
   operating loss of
   foreign subsidiaries                (520)      (404)
 ................................................................................
Net deferred tax asset             $  5,655    $ 6,918
 ................................................................................

The Company has net operating loss carryforwards of approximately $1,486,000 related to its German and UK subsidiaries that may be utilized to offset future taxable income of those entities. The valuation allowance increased by $116,000 and $40,000 in 1996 and 1995, respectively, and decreased by $250,000 in 1994.

NOTE 10: COMMITMENTS
AND CONTINGENCIES

Manufacturing and administrative facilities are leased under operating leases through 2006. Certain leases provide for escalating rental payments over the lease period, and rent expense for such leases is recognized on a straight-line basis over the terms of the leases. Rent expense was $5,613,000, $3,720,000, and $2,631,000 in 1996, 1995, and 1994, respectively.

Future minimum payments under the Company's operating leases at December 31, 1996, are (in thousands):

1997                                    $ 6,109
1998                                      5,033
1999                                      4,592
2000                                      4,267
2001                                      2,802
2002 and thereafter                       7,405
 ................................................................................
   Total                                $30,208
 ................................................................................

Periodically, the Company negotiates with third parties to establish patent license or cross-license agreements, and the Company is currently in such negotiations. While the Company cannot predict the outcome of the current negotiations, and to date such negotiations have not resulted in any license or cross-license agreements, based on discussions to date the Company does not expect that any such agreement would have a material adverse effect on the Company's financial condition. In addition, the Company is subject to legal proceedings and claims that arise in the normal course of business. The Company does not expect that any such proceedings or claims would have a material adverse effect on the Company's financial condition or results of operations.

NOTE 11: EMPLOYEE BENEFIT PLAN

Qualified employees are eligible to participate in the Company's 401(k) tax-deferred savings plan. Participants may contribute up to 17% of their eligible earnings to this plan, for which the Company, at the discretion of the Board of Directors and within certain limitations, may make matching contributions, in addition to discretionary contributions to cover the administrative costs of the plan. Contributions made by the Company to the plan were $1,811,000, $799,000, and $338,000 in 1996, 1995, and 1994, respectively.

NOTE 12: OPERATIONS BY GEOGRAPHIC AREA AND MAJOR CUSTOMER

The Company operates in the telecommunications industry primarily in North America and Europe. The following represents a summary of operations by geographic area for the years ended December 31 (in thousands):

                               1996       1995       1994
--------------------------------------------------------------------------------
Net revenues:
   North America             $239,412   $152,731   $112,863
   Europe                      69,291     46,241     34,376
 ................................................................................
   Consolidated              $308,703   $198,972   $147,239
 ................................................................................
North American
   transfers to other
   geographic areas          $ 19,747   $ 13,076   $ 11,171
 ................................................................................
Income from operations:
   North America             $ 41,356   $ 25,256   $ 23,705
   Europe                      17,360     10,165      4,579
   Eliminations                  (998)       199       (159)
 ................................................................................
   Consolidated              $ 57,718   $ 35,620   $ 28,125
 ................................................................................
Identifiable assets:
   North America             $247,199   $199,690   $157,682
   Europe                      40,421     28,746     22,115
   Eliminations                (4,527)   (12,565)   (13,762)
 ................................................................................
   Consolidated              $283,093   $215,871   $166,035
 ................................................................................

Intercompany sales between geographic areas are recorded on the basis of intercompany prices established by the Company. No single customer accounted for 10% or more of net revenues in 1996 or 1995, and one customer accounted for 11% of net revenues in 1994.

NOTE 13: FINANCIAL INSTRUMENTS
FAIR VALUE DISCLOSURE

The following summary disclosures are made in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments," which requires the disclosure of fair value information about both on- and off-balance sheet financial instruments where it is practicable to estimate the value. Fair value is defined in SFAS No. 107 as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale which is not the Company's intent.

Because SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of the Company. Amounts at December 31 consist of (in thousands):

                                  1996                          1995
                         ------------------------     --------------------------
                         Carrying      Estimated      Carrying        Estimated
                         Amount        Fair Value      Amount         Fair Value
--------------------------------------------------------------------------------
Assets:
   Cash and cash
    equivalents        $  47,996       $  47,996      $ 22,102         $  22,102
   Short-term
    investments           67,801          67,801        71,531            71,531
   Investment in
    equity security        4,736           4,736            --                --

Liabilities:
   Convertible
    subordinated
    debentures         $      --       $      --      $ 55,000         $  96,456

Commitments:
   Foreign exchange
    contracts          $  14,004       $  14,070      $  4,170         $   4,169

At December 31, 1996 and 1995, the Company had $7,848,000 and $1,026,000,
respectively, of outstanding foreign exchange contracts in which foreign currencies (primarily German mark and British pound) were sold; and $6,156,000 and $3,144,000, respectively, of outstanding foreign exchange contracts in which British pounds were purchased. Unrealized gains or losses on forward exchange contracts were not significant at December 31, 1996 or 1995. Other than the items disclosed in the previous table, the Company has not entered into any other material financial derivative instruments.

The following methods and assumptions were used in estimating the fair values of financial instruments.

Cash and Cash Equivalents

The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their estimated fair values.

Other Financial Instruments

The fair value of short-term investments, investment in equity security, convertible subordinated debentures, and foreign exchange contracts is based on quoted market prices.

Excerpts from page 45 of the 1996 Annual Report to Shareholders.

Independent Auditors' Report.


To the Shareholders and

Board of Directors of Aspect Telecommunications Corporation:

We have audited the accompanying consolidated balance sheets of Aspect Telecommunications Corporation and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material aspects, the financial position of Aspect Telecommunications Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP


San Jose, California
January 14, 1997

Quarterly Financial Data

QUARTER ENDED                             MARCH 31(a)       JUNE 30(a)       SEPT. 30(a)       DEC. 31(b)
---------------------------------------------------------------------------------------------------------
(Unaudited; in thousands, except per share data)


Consolidated statement of income data:
1996
   Net revenues                         $   67,025        $  72,905        $   80,224        $  88,549
   Gross margin                             38,684           41,873            45,138           49,086
   Income from operations                   13,158           14,112            14,948           15,500
   Net income                                8,425            9,074             9,690           10,444
   Net income per share(c):
      Primary                                 0.18             0.19              0.21             0.20
      Fully diluted                           0.17             0.18              0.19             0.20

1995
   Net revenues                         $   42,726        $  46,229        $   49,299        $  60,718
   Gross margin                             23,525           26,119            27,614           34,338
   Income from operations                    7,823            8,665             9,087           10,045
   Net income                                5,149            5,833             6,398            6,611
   Net income per share(c):
      Primary                                 0.12             0.14              0.15             0.15
      Fully diluted                           0.12             0.13              0.14             0.14


----------
(a) The financial results for 1996 have been restated to reflect the acquisitions of Envoy Holdings Limited on September 30, 1996, and Prospect Software, Inc., on October 21, 1996. Both acquisitions were accounted for as pooling of interests. Results for 1995 have not been restated since the adjustments would not be material (see Note 2 to the Consolidated Financial Statements).

(b) In October 1995, the Company acquired TCS Management Group, Inc., in a transaction accounted for as a purchase. In connection with the transaction, a charge of $1.8 million, or $0.02 per share on a fully diluted basis, was recorded for purchased in-process technology (see Note 2 to the Consolidated Financial Statements).

(c) Per share data reflects a two-for-one stock split effective January 28, 1997.

Excerpts from page 46 of the 1996 Annual Report to Shareholders.

Corporate Information


CORPORATE OFFICERS
James R. Carreker
Chairman and Chief Executive Officer

Dennis L. Haar
President and Chief Operating Officer

Robert A. Blatt
Vice President, Worldwide Products

Shelley C. Brown
Vice President, People Programs and Services

Kathleen M. Cruz
Vice President, Information Technology and
Chief Information Officer

Robert D. Drescher
Vice President, Worldwide Marketing

Eric J. Keller
Vice President, Finance and Chief Financial Officer

John D. Meyers
Principal Engineer, Product Technology and
Chief Technical Officer

Larry S. Miller
Vice President, North America

R. Dixon (Dirk) Speas, Jr.
Vice President, International

David M. Yoffie
Vice President, Worldwide Operations


BOARD OF DIRECTORS
James R. Carreker
Chairman and Chief Executive Officer
Aspect Telecommunications Corporation

Debra J. Engel
Senior Vice President of Corporate Services
3Com Corporation

Norman A. Fogelsong
General Partner
Institutional Venture Partners

James L. Patterson
Chairman of the Board
Clarify Inc.

John W. Peth
Executive Vice President
TAB Products Company


SECRETARY
Craig W. Johnson
Director, Venture Law Group


INDEPENDENT AUDITORS
Deloitte & Touche LLP
San Jose, California

LEGAL COUNSEL
Venture Law Group
Menlo Park, California


TRANSFER AGENT
Boston EquiServe, L.P.
Boston, Massachusetts


INVESTOR RELATIONS
Additional copies of this Annual Report and other financial information are available without charge upon written request to:

Investor Relations Department
Aspect Telecommunications
1730 Fox Drive
San Jose, California  95131-2312
Telephone: +1 (408) 325-2629
E-mail: invest@aspect.com


STOCK LISTING
Aspect Telecommunications Corporation's common stock is traded on the Nasdaq Stock Market under the symbol "ASPT." As of December 31, 1996, there were approximately 650 shareholders of record of the Company's common stock.


STOCK PRICE

Quarter                          High         Low
--------------------------------------------------------------------------------
Q1 1995                           9 5/8     7 11/16
Q2 1995                         11 7/16       8 7/8
Q3 1995                          13 7/8     10 9/16
Q4 1995                          19 5/8      12 1/8
Q1 1996                          26 1/4      14 7/8
Q2 1996                          29 1/2     22 1/16
Q3 1996                          32 3/4      14 5/8
Q4 1996                          32 3/8      22 3/8

All prices have been adjusted for the January 1997 and September 1995 two-for-one stock splits.


DIVIDEND POLICY
The Company has never paid cash dividends on its capital stock. The Company currently anticipates that it will retain all available funds for use in its business.

ANNUAL MEETING
Aspect Telecommunications Corporation's annual meeting of shareholders will be held at 3:30 p.m. on April 29, 1997, at:

The Four Seasons Hotel
57 East 57th Street
New York, New York
Telephone: +1 (212) 758-5700