Form 10-K405, Exhibit 13
period 1997-12-31
ASPECT TELECOMMUNICATIONS CORP
filed 1998-03-27
CIK 779390

                      ASPECT TELECOMMUNICATIONS CORPORATION


                     ANNUAL FINANCIAL REPORT TO SHAREHOLDERS

                      SELECTED CONSOLIDATED FINANCIAL DATA

YEARS ENDED DECEMBER 31,                              1997 (a);(b)  1996 (a)      1995 (a)        1994          1993
                                                      ------------  --------      -------       -------       --------
(in thousand, except per share and employee data)
Net revenues                                          $390,642      $308,703      $198,972      $147,239      $106,473
Gross margin                                           221,669       174,781       111,596        81,561        58,812
     (% of net revenues)                                    57%           57%           56%           55%           55%
Research and development                                45,723        34,585        23,450        15,774        11,491
     (% of net revenues)                                    12%           11%           12%           11%           11%
Selling, general and administrative                    104,431        82,478        50,726        37,662        29,273
     (% of net revenues)                                    27%           27%           25%           26%           27%
Income from operations                                  52,605        57,718        35,620        28,125        18,048
     (% of net revenues)                                    13%           19%           18%           19%           17%
Net income                                            $ 35,182      $ 37,633      $ 23,991      $ 17,573      $ 11,475
     (% of net revenues)                                     9%           12%           12%           12%           11%
Basic earnings per share                              $   0.71      $   0.86      $   0.58      $   0.43      $   0.29
Weighted average shares outstanding (c)                 49,302        43,917        41,314        40,708        40,232
Diluted earnings per share                            $   0.67      $   0.75      $   0.52      $   0.40      $   0.27
Weighted average shares outstanding --
     assuming dilution                                  52,307        52,163        49,352        48,373        43,664

AS OF DECEMBER 31

Cash, cash equivalents, and
     short-term investments                           $146,216      $115,797      $ 93,633      $102,597      $ 93,105
Working capital                                        169,814       140,079       108,588       113,128       103,632
Total assets                                           370,343       283,093       215,871       166,035       138,326
Long-term debt (c)                                       6,531         4,500        59,500        55,000        55,000
Shareholders' equity (c)                              $267,795      $219,448      $112,285      $ 80,813      $ 64,333
Shares outstanding (c)                                  49,997        48,807        41,753        40,652        40,642

Capital spending                                      $ 24,922      $ 33,210      $ 16,627      $ 13,112      $  8,853
Regular full-time employees                              1,610         1,330           950           640           500



(a) September 1997, the Company acquired Commerce Soft Inc. The transaction was accounted for as a purchase, and a charge of $4.9 million, or approximately $0.09 per share on a diluted basis, was recorded for purchased in-process technology. During 1997, the Company recorded a gain on the sale of appreciated equity securities of $2.1 million, or $0.02 per share on a diluted basis.

     During 1996, the Company acquired Envoy Holdings Limited and Prospect Software, Inc. The transactions were accounted for as pooling of interests. Results for years prior to 1996 have not been restated since the adjustments would not be material.

     In October 1995, the Company acquired TCS Management Group, Inc. The transaction was accounted for as a purchase, and a charge of $1.8 million, or $0.02 per share on a diluted basis, was recorded for purchased in-process technology.

     See Note 2 to the Consolidated Financial Statements.

(b) In February 1998, the Company entered into a litigation settlement and patent cross-license agreement with Lucent Technologies Inc. The transaction resulted in a charge of $14 million, or $0.17 per share on a diluted basis. See Note 15 to the Consolidated Financial Statements.

(c) Amount reflects the October 1996 conversion of $55 million of 5% convertible subordinated debentures into approximately 5.7 million shares of common stock.

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

BACKGROUND

Aspect Telecommunications Corporation (Aspect or the Company) is a worldwide provider of comprehensive business solutions for companies that generate revenue, serve customers, and handle inquiries. The Company's solutions include automatic call distributor (ACD) systems and software; computer-telephony integration (CTI) application software and tools; interactive voice response
(IVR) systems; Web response systems; management information and reporting tools; and planning and forecasting packages. The Company also delivers consulting, training, and systems integration services that help companies plan, integrate, staff, and manage call centers effectively.

In September 1997, the Company acquired Commerce Soft Inc. (Commerce Soft), a developer of customer interaction technology, and its results of operations are included in the accompanying financial statements since the date of acquisition. The transaction was accounted for as a purchase that resulted in a one-time charge of $4.9 million in 1997 related to in-process technology. The Company completed the acquisitions of Envoy Holdings Limited (Envoy) in September 1996 and Prospect Software, Inc. (Prospect), in October 1996, both of which were accounted for as pooling of interests. In October 1995, the Company acquired TCS Management Group, Inc. (TCS), which was accounted for as a purchase. (See Note 2 to the Consolidated Financial Statements.)

On February 27, 1998, Aspect and Lucent Technologies Inc. (Lucent) announced that they had agreed to dismiss their patent lawsuits against each other, released each other from claims of past infringement, and settled their patent disputes by entering into a cross-license agreement. Under the terms of the agreement, Aspect agreed to pay Lucent a one-time fee and future royalties. As a result of this subsequent event affecting the 1997 consolidated financial statements, the Company recorded a non-recurring charge of $14 million in its fourth fiscal quarter ended December 31, 1997. (See Note 15 to the Consolidated Financial Statements.)

Except for historical information contained herein, the matters discussed in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended; Section 32E of the Securities and Exchange Act of 1934, as amended; and the Private Securities Litigation Reform Act of 1995; and are made under the safe-harbor provisions thereof. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. See "Business Environment and Risk Factors" below. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. Aspect undertakes no obligation to publicly release any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof.

RESULTS OF OPERATIONS

Net revenues increased by 27% to $391 million in 1997 from $309 million in 1996, and 1996 revenues increased by 55% from $199 million in 1995. Net revenues for 1995 include results for TCS for the two-month period ending December 31, 1995, and net revenues for 1996 and 1997 each include a full year of results for Envoy and Prospect.

Product revenues grew by 20% to $276 million in 1997 from $231 million in 1996, and 1996 product revenues increased by 55% from $148 million in 1995. The increases in product revenues for both periods were primarily attributable to increased market demand for the Company's products, as the volume of new systems and add-ons increased from year to year, and the impact of TCS's product revenues in 1996 and 1997. Growth in product revenues for 1997 was higher in international markets than in North America. There were no significant changes in average selling prices for new systems across the periods presented.

Customer support revenues increased by 46% to $114 million in 1997 from $78 million in 1996, and 1996 customer support revenues increased 55% from $51 million in 1995. Growth in customer support revenues for both periods resulted primarily from increases in maintenance revenues as a result of the growth in the Company's installed base and the impact of TCS's customer support revenues in 1996 and 1997. In addition, growth from 1996 to 1997 reflects expansion of the Company's Consulting and Systems Integration (C&SI) business unit established in 1996. Customer support revenues include charges for providing contractually agreed-upon system service and maintenance (which typically commence twelve months from the date a system is installed and, accordingly, are primarily affected by growth in the installed base); charges to install products; consulting and systems integration revenues; and other support services.

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders

No single customer accounted for 10% or more of net revenues in any of the years presented. Net revenues outside North America as a percentage of total net revenues over the periods presented were 28% in 1997, 25% in 1996, and 24% in 1995. Revenues generated from international operations are generally denominated in foreign currencies. The Company enters into forward exchange contracts to reduce the impact of foreign currency fluctuations on the results of operations.

Gross margin on product revenues increased to 68% in 1997 from 66% in 1996 and 65% in 1995. The increase between 1997 and 1996 primarily reflects growth in add-on revenues, which generally carry higher margins, and other factors. The increase between 1996 and 1995 primarily reflects the inclusion of TCS's product revenues, which typically carry higher margins than the Company's other product revenues. On a forward-looking basis, the Company expects that the following factors, among others, could have a material impact on product gross margins: the mix of products sold; the channel of distribution; the portion of systems revenues related to accounts purchasing multiple systems; the mix and level of third-party product included as part of systems integration projects; the results of recently acquired subsidiaries and newly established business units; and cross-licensing or royalty arrangements with third parties.

Gross margin on customer support revenues was 30% in 1997, 28% in 1996, and 30% in 1995. The improvement in customer support gross margins between 1997 and 1996 was primarily attributable to increases in maintenance revenues, with lower increases in costs associated with providing customer support. The decrease in customer support margins between 1996 and 1995 reflects customer support revenues not growing proportionately with the costs associated with providing the related services. On a forward-looking basis, the Company anticipates that customer support margins will fluctuate from period to period due to fluctuations in customer support revenues (since many of the costs of providing customer support do not vary proportionately with customer support revenues), ongoing efforts to expand the Company's customer support infrastructure, and the Company's ability to build a successful C&SI business unit.

Research and development (R&D) expenses increased by 32% to $46 million in 1997 from $35 million in 1996, and 1996 R&D expenses increased 47% from $23 million in 1995, reflecting the Company's ongoing efforts to remain competitive through both new product development and expanded features for existing products. The increases across the periods presented reflect increased staffing, associated infrastructure costs, and the impact of TCS's R&D expenses in 1996 and 1997. As a percentage of net revenues, R&D expenses were 12% in 1997, 11% in 1996, and 12% in 1995. The Company continues to believe that significant investment in R&D is required to remain competitive and anticipates, on a forward-looking basis, that such expenses in 1998 will increase in absolute dollars, although such expenses as a percentage of net revenues may fluctuate between periods.

Selling, general and administrative (SG&A) expenses increased by 27% to $104 million in 1997 from $82 million in 1996, and 1996 SG&A expenses increased by 63% from $51 million in 1995. The increases across the periods presented were primarily caused by increased staffing, infrastructure, and other costs related to expansion of the Company's business; the impact of TCS's SG&A expenses in 1996 and 1997; amortization of intangible assets; and, in 1997, increased legal expenses. Increases in SG&A expenses in 1997 were partially offset by the donation of appreciated equity securities in lieu of cash to fund the Company's corporate giving program. SG&A expenses as a percentage of net revenues were 27% in 1997 and 1996, and 25% in 1995. The Company anticipates, on a forward-looking basis, that SG&A expenses will continue to increase in absolute dollars for 1998, when compared with 1997, although such expenses as a percentage of net revenues may fluctuate between periods.

Purchased in-process technology represents non-recurring charges of $4.9 million and $1.8 million associated with the acquisitions of Commerce Soft and TCS in 1997 and 1995, respectively.

The intellectual property settlement represents a non-recurring charge of $14 million related to the resolution of the Company's litigation with Lucent in February 1998, which was recorded as a subsequent event in the fourth quarter of 1997. (See Note 15 to the Consolidated Financial Statements.)

Net interest and other income increased to $7.7 million in 1997 from $2.1 million in 1996, and 1996 net interest and other income decreased from $2.5 million in 1995. The increase in net interest and other income during 1997 was due primarily to a $2.1 million gain on the sale of appreciated equity securities, higher interest earning balances, and the conversion of the Company's $55 million of convertible subordinated debentures in October 1996. The decrease from 1995 to 1996 was primarily attributable to lower interest earning balances and lower interest rates. Through October 15, 1996, the Company incurred interest expense related to $55 million of convertible subordinated debentures issued in September 1993. The interest expense related to the debentures was $2.3 million in 1996 and $2.9 million in 1995. On a forward-looking basis, the Company anticipates that net interest income will be reduced by interest expense associated with long-term debt incurred during 1997 in connection with the acquisition of intellectual property, and by an increasing

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders

portion of the Company's investment portfolio invested in tax-advantaged securities, which typically earn lower stated interest rates.

The Company's effective tax rate was 41.6% in 1997, 37.1% in 1996, and 37.0% in 1995. The 1997 rate reflects the tax effect of a $4.9 million non-deductible, non-recurring charge for purchased in-process technology associated with the acquisition of Commerce Soft. Without this charge, the Company's effective tax rate for 1997 would have been 38.5%. The remaining increase in the Company's effective tax rate from 1996 to 1997 reflects expanding international operations and other factors.

The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), which requires the reporting of basic earnings per share (EPS) and diluted EPS. Basic EPS is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted EPS is essentially unchanged from numbers the Company previously reported as fully diluted EPS, and includes the dilutive impact of stock options and, for 1996 and 1995, the incremental shares related to convertible subordinated debentures that were redeemed in October 1996. EPS reported in prior periods have been restated to conform with SFAS 128.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1997, the Company's principal source of liquidity consisted of cash, cash equivalents, and short-term investments totaling $146 million, which represented 39% of total assets. The primary sources of cash during 1997 were cash provided by operating activities of $56 million, proceeds from the issuance of common stock under various stock plans of $10 million, and net sales and maturities of short-term investments of $28 million. The primary uses of cash during 1997 were $25 million for the purchase of property and equipment, and $10 million for the acquisition of intellectual property.

As of December 31, 1997, the Company's outstanding borrowings, including current and non-current portions of notes payable, totaled $12.9 million. Borrowings consisted of a $4.5 million note payable incurred in connection with the acquisition of TCS and $8.4 million related to acquisitions of intellectual property during 1997 (see Note 2 to the Consolidated Financial Statements).

The Company believes, on a forward-looking basis, that its cash, cash equivalents, short-term investments, and anticipated cash flow from operations will be sufficient to meet the Company's presently anticipated cash requirements during at least the next twelve months.

BUSINESS ENVIRONMENT AND RISK FACTORS

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following discussion highlights some of these risk factors.

The Company's revenues, gross margins, and operating results may fluctuate significantly from period to period for many reasons including, without limitation: reduced demand for the Company's products and services; a limited number of large systems or multisystem orders accounting for a significant portion of product revenues in any particular quarter; dependence on new customers for a significant percentage of product revenues; fluctuations in the results of operations of existing operations, recently acquired subsidiaries, newly established business units or distributors of the Company's products or services, or mix of products and services and channels of distribution; or changes in market growth rates for different products and services. In addition, the Company's products typically represent substantial capital commitments by customers, involving a long sales cycle and, as a result, customer purchase decisions have been, and in the future may be, significantly affected by a variety of factors including, without limitation: general economic and financial market conditions; world political events; trends in capital spending for telecommunications products; market competition and the availability or announcement of alternative technologies; and the degree to which call transaction processing is mission critical for customers.

The Company's common stock price may be subject to significant volatility. Past financial performance should not be considered a reliable indicator of performance for any future period, and investors should not use historical data to predict future results or trends. For any given quarter, a shortfall in the Company's achieved revenues or earnings from the levels expected by securities analysts or others could have an immediate and adverse effect on the price of the Company's common stock. Additionally, the Company may not learn of such shortfalls until late in a fiscal quarter, which could result in an even more immediate and adverse effect on the Company's common stock price. Such volatility may be exacerbated by the relatively low trading volume of the Company's common stock. Further, the Company operates in

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders

a rapidly changing high-technology industry, which has in the past exhibited significant stock market volatility. Often, when a high-technology company's stock price declines rapidly, that company may become subject to class action securities litigation. Were the Company to become involved in such litigation, it could expend significant financial and management resources, which could have a material adverse effect on the Company's business, operating results, and financial condition.

Sales and installations of Aspect ACD Systems account for a substantial portion of net revenues. Any factor adversely affecting demand or the failure of any Aspect product or service to meet customer specifications, including system performance, system availability, installation or service delivery commitments, or other requirements, could have a material adverse effect on the Company's business, operating results, and financial condition.

The market for Aspect products and services is subject to rapid technological change and new product introductions. Current competitors or new market entrants may develop new, proprietary products with features that could adversely affect the competitive position of the Company's products. There can be no assurance that the Company will be successful in accurately anticipating market demand for products being developed; in developing, manufacturing, or marketing new products or services in a timely manner; or in enhancing existing products and services.

Due to their complexity and sophistication, from time to time the Company's software products contain defects that can be difficult to correct. There can be no assurance that software defects will not cause delays in product introductions and shipments, result in increased costs, require design modifications, impair customer satisfaction with the Company's products, or result in unanticipated downtime and lost revenues. Any such event could materially adversely affect the Company's business, operating results, and financial condition.

The Company believes the market for its products and services is highly competitive and that competition is likely to intensify. The Company's principal competitors currently include companies that market ACD systems, private branch exchange systems that include ACD features, and alternative or complementary technologies and services such as CTI software companies and systems integrators. The Company anticipates that telephone operating companies could market ACD functionality. Additional potential competitors include companies with technologies capable of providing call transaction processing, including participants in the problem tracking and resolution software market, pre - network routing companies, and a wide variety of CTI and software companies. As the hardware requirements for a traditional call center diminish due to the emergence of the Internet, local area networks, and other factors, other companies may obtain a significant position in the call transaction processing market. Many current and potential competitors, including but not limited to Lucent, Northern Telecom Limited, Rockwell International Corporation, and Siemens Business Communications Systems, Inc., have longer operating histories, considerably greater resources, and larger customer bases than Aspect. Consequently, the Company expects to encounter substantial competition from these sources, as well as from new market entrants and emerging technologies. Intensified competition could result in lower prices and margins for Aspect products, which could materially adversely affect the Company's business, operating results, and financial condition.

The telecommunications market has been characterized by extensive litigation regarding patents and other intellectual property rights. The Company has been in the past and may in the future be notified of claims that its products or services are subject to patents or other proprietary rights of third parties. For example, in March 1997, Lucent filed a lawsuit in the United States District Court for the Eastern District of Pennsylvania alleging that the Company infringed four of Lucent's U.S. patents. Although the Company attempts to ensure that its products and processes do not infringe third-party patents or proprietary rights, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company. Periodically, the Company negotiates with third parties to establish patent license or cross-license agreements. Although the Company recently resolved its dispute with Lucent by entering into a cross-license agreement, there can be no assurance that such other future negotiations will result in the Company obtaining a license on satisfactory terms or at all. Moreover, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors, and thus future disputes with these companies are possible. In the event an intellectual property dispute is not settled through a license, litigation could ensue. An adverse determination in such litigation or proceeding could prevent the Company from making, using, or selling certain of its products, and subject the Company to damage assessments, any of which could have a material adverse effect on the Company's business, operating results, and financial condition.

In the future, Aspect could become involved in other types of litigation, such as shareholder lawsuits for alleged violations of securities laws, claims asserted by current or former employees, and product liability claims. Any litigation in which the Company is involved, regardless of merit, source, or outcome, could result in substantial cost to and

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders

diversion of effort by the Company, which could have a material adverse effect on the Company's business, operating results, and financial condition.

The Company's success depends in part upon its internally developed technology. The Company generally enters into confidentiality or license agreements with its employees, consultants, and vendors, and generally controls access to and distribution of its software, documentation, and other proprietary information. Despite these precautions, unauthorized third parties may copy or otherwise obtain and use the Company's technology. In addition, third parties may develop similar technology independently.

The Company has experienced a period of rapid growth that has placed a significant strain on the Company's managerial and operational resources. To manage its growth, the Company must continue to implement and improve its operational and financial systems and to expand, train, and manage its employee base. For example, the Company intends to implement upgrades to its internal integrated business application software systems. There can be no assurance that complications will not arise from these software system transitions, resulting in substantial unanticipated expenses. In addition, the Company must carefully manage accounts receivables to limit credit risk and maintain inventories at levels consistent with product demand and the requirements of new product introductions. Inaccuracies in demand forecasts or disruption in the supply chain could quickly result in insufficient or excessive inventories and obsolescence expense.

Certain critical components are presently available only from a single source or from limited sources of supply. Some of these suppliers utilize proprietary technology that could require redesign of the Company's products with a change in vendor. Additionally, there can be no assurance suppliers will not discontinue or modify these components in a manner incompatible with the Company's use. Some manufacturing processes have been contracted to outside vendors, and certain of the tools and processes cannot be easily migrated to other vendors. Any difficulty these vendors have in meeting the Company's requirements for any reason could have a material adverse effect on the Company's business, operating results, and financial condition.

The Company manufactures components incorporated into its products pursuant to engineering and manufacturing licenses from third parties. The Company depends upon the licensors to provide technical support and cooperation in optimizing the Company's use of the licensed technologies. Should any of the licensors become unable to provide such technical support, the Company would have to develop internal capabilities or otherwise locate alternative technical support. This in turn could adversely affect the Company's ability to complete timely shipments during the transition. If, due to a breach of a license agreement or otherwise, the Company becomes unable to continue to utilize the applicable licensed technology, the Company's business, operating results, and financial condition could be materially adversely affected.

The Company's product development, manufacturing, information technology systems, corporate offices, and support functions are concentrated at a single location in the Silicon Valley area of California. In the event of a natural disaster, such as an earthquake or flood, or in localized extended outages in critical utilities or transportation systems, the Company could experience a business interruption that could have a material adverse effect on the Company's business, operating results, and financial condition.

The Company depends upon certain key management and technical personnel and on its ability to attract and retain highly qualified personnel in labor markets characterized by high demand for, and limited supply of, qualified people. Failure to attract and retain such personnel could have a material adverse effect on the Company's business, operating results, and financial condition.

Aspect has periodically acquired companies and intellectual property and made minority equity investments in companies with products, services, or technologies that potentially complement the Company's business. In the future, the Company may make further strategic acquisitions and investments or enter into joint ventures or strategic alliances with other companies. Such transactions entail numerous risks, including the following: inability to successfully integrate such companies' personnel and businesses; inability to realize anticipated synergies, economies of scale, or other value associated with such transactions; inability to commercialize acquired technologies successfully or on a timely basis; diversion of management's attention and disruption of the Company's ongoing business; inability to retain key technical and managerial personnel; inability to establish and maintain uniform standards, controls, procedures, and policies; and impairment of relationships with employees, customers, or others. In addition, future acquisitions or investments by the Company may result in the issuance of additional equity or debt securities, significant one-time write-offs, and the creation of goodwill or other intangible assets that result in future charges to earnings. Failure to avoid these or other

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders

risks and costs associated with such business combinations, investments, joint ventures, or strategic alliances could have a material adverse effect on the Company's business, operating results, and financial condition.

The Company currently operates in several international markets and anticipates entering additional markets in the future. The financial resources required to enter a new international market may vary substantially, and many countries require multiple governmental approvals prior to allowing a new entrant into the market. The cost and timing of these approvals, which may require the Company to modify its products, are often subject to considerable uncertainty and could result in longer lead times than initially anticipated. The Company's international operations are subject to additional risks, including market acceptance; exchange rate fluctuations; delays in telecommunications deregulation; difficulties in staffing and managing foreign subsidiary operations; political and economic instability; potentially negative tax consequences; and foreign and domestic trade legislation, which could result in the creation of trade barriers such as tariffs, duties, quotas, and other restrictions. Failure to successfully enter certain international markets on a timely basis could impair the Company's competitive position in such markets and prevent the Company from obtaining the scale advantages of global competitors.

The Company's products are subject to various regulations that require, among other things, that the Company's products meet certain radio frequency emission standards, be compatible with the public telephone networks, and conform to certain safety and other standards. Sales of products that fail to comply with these regulations may be prohibited by regulatory authorities until appropriate modifications are made. There can be no assurance that the Company will be successful in obtaining or maintaining the necessary regulatory approvals for its products, and failure to do so could have a material adverse effect on the Company's business, operating results, and financial condition.

The Company historically has relied primarily on its direct sales force and a limited number of distributors. In the future, the Company may depend increasingly on expanded distributor, electronic, and other alternate distribution channels to accommodate changing customer preferences. As a result, if the Company is unable to successfully expand its channels of distribution to address changes in customer preferences, competitive environment, or other factors, it could have a material adverse effect on the Company's business, operating results, and financial condition.

Many computer systems experience problems handling dates from the year 2000 and beyond, and will need to be modified prior to the year 2000 in order to remain functional. The Company is assessing both the internal readiness of its computer systems and the compliance of its products and software sold to customers for handling the year 2000. The Company expects to successfully implement the changes necessary to address these year 2000 issues, and does not believe that the cost of such actions will have a material effect on the Company. There can be no assurance, however, that there will not be delays in, or increased costs associated with, the implementation of such changes, and the Company's inability to implement such changes could have a material adverse effect on the Company's business, operating results, and financial condition. The Company has not yet fully assessed the extent of its exposure, or investigated the plans of its suppliers and vendors to address their exposures to these year 2000 problems, and thus the Company may be adversely impacted should these organizations not successfully address this issue.

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                           CONSOLIDATED BALANCE SHEETS


DECEMBER 31,                                                             1997          1996
---------------------                                                 ---------      ---------
(in thousands, except share and per share amounts)

ASSETS
Current assets:
   Cash and cash equivalents                                          $ 106,046      $  47,996
   Short-term investments                                                40,170         67,801
   Accounts receivable (net of allowance for doubtful
         accounts: $1,716 in 1997 and $1,202 in 1996)                    86,896         53,211
   Inventories                                                           12,306         15,485
   Other current assets                                                  20,413         14,731
                                                                      ---------      ---------
         Total current assets                                           265,831        199,224

Property and equipment -- net                                            58,704         51,348
Intangible assets -- net                                                 42,654         28,888
Other assets                                                              3,154          3,633
                                                                      ---------      ---------
Total assets                                                          $ 370,343      $ 283,093
                                                                      ---------      ---------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                   $   9,401      $  10,027
   Current portion of notes payable                                       6,399             --
   Accrued compensation and related benefits                             14,256          8,896
   Accrued intellectual property settlement                              14,000             --
   Other accrued liabilities                                             36,335         20,741
   Customer deposits and deferred revenue                                15,626         19,481
                                                                      ---------      ---------
         Total current liabilities                                       96,017         59,145

Note(s) payable                                                           6,531          4,500
Commitments and contingencies
Shareholders' equity:
   Preferred stock, $.01 par value:
         2,000,000 shares authorized, none outstanding in 1997 an            --             --
   Common stock, $.01 par value:
         100,000,000 shares authorized, shares outstanding:
         49,996,731 in 1997 and 48,806,580 in 1996                      144,524        128,186
Net unrealized gain on securities                                         1,267          2,534
Accumulated translation adjustments                                      (1,951)           (45)
Retained earnings                                                       123,955         88,773
                                                                      ---------      ---------
         Total shareholders' equity                                     267,795        219,448
                                                                      ---------      ---------
Total liabilities and shareholders' equity                            $ 370,343      $ 283,093
                                                                      ---------      ---------


See Notes to Consolidated Financial Statements.

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                        CONSOLIDATED STATEMENTS OF INCOME


YEARS ENDED DECEMBER 31,                       1997           1996           1995
------------------------                     ---------      ---------      ---------
(in thousands, except per share amounts)

Net revenues:
   Product                                   $ 276,471      $ 230,539      $ 148,436
   Customer support                            114,171         78,164         50,536
                                             ---------      ---------      ---------
Total net revenues                             390,642        308,703        198,972
                                             ---------      ---------      ---------

Cost of revenues:
   Cost of product revenues                     89,529         77,374         52,007
   Cost of customer support revenues            79,444         56,548         35,369
                                             ---------      ---------      ---------
Total cost of revenues                         168,973        133,922         87,376
                                             ---------      ---------      ---------
Gross margin                                   221,669        174,781        111,596

Operating expenses:
   Research and development                     45,723         34,585         23,450
   Selling, general and administrative         104,431         82,478         50,726
   Purchased in-process technology               4,910             --          1,800
   Intellectual property settlement             14,000             --             --
                                             ---------      ---------      ---------
Total operating expenses                       169,064        117,063         75,976
                                             ---------      ---------      ---------

Income from operations                          52,605         57,718         35,620

Interest and other income                        7,966          4,884          5,649
Interest expense                                  (293)        (2,774)        (3,188)
                                             ---------      ---------      ---------
Income before income taxes                      60,278         59,828         38,081
Provision for income taxes                      25,096         22,195         14,090
                                             ---------      ---------      ---------
Net income                                   $  35,182      $  37,633      $  23,991
                                             ---------      ---------      ---------


Basic earnings per share                     $    0.71      $    0.86      $    0.58
Weighted average shares outstanding             49,302         43,917         41,314


Diluted earnings per share                   $    0.67      $    0.75      $    0.52
Weighted average shares outstanding --
   assuming dilution                            52,307         52,163         49,352



See Notes to Consolidated Financial Statements.

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                   NOTES          NET
                                                                 RECEIVABLE    UNREALIZED
                                                                 FROM SALE        GAIN       ACCUMULATED
                                             COMMON STOCK        OF COMMON     (LOSS) ON     TRANSLATION     RETAINED
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)     SHARES       AMOUNT       STOCK       SECURITIES    ADJUSTMENTS     EARNINGS      TOTAL
                                       ----------   ----------   ----------    ----------    -----------    ----------   ----------

BALANCES, DECEMBER 31, 1994            40,652,200   $   55,226   $      (10)   $     (606)   $     (344)   $   26,547   $   80,813

Issuance of common stock
   under stock purchase plans             344,800        2,524           --            --            --            --        2,524
Issuance of common stock
   under other stock plans                755,922        2,911           --            --            --            --        2,911
Collection of notes receivable                 --           --           10            --            --            --           10
Income tax benefit for employee
   stock option transactions                   --        1,421           --            --            --            --        1,421
Net unrealized gain on securities              --           --           --           708            --            --          708
Accumulated translation adjustments            --           --           --            --           (93)           --          (93)
Net income                                     --           --           --            --            --        23,991       23,991
                                       ----------   ----------   ----------    ----------    ----------    ----------   ----------
BALANCES, DECEMBER 31, 1995            41,752,922       62,082           --           102          (437)       50,538      112,285

Adjustment in connection with
   pooling of interests                   490,836          378           --            --            --           602          980
Issuance of common stock
   under stock purchase plans             178,426        3,149           --            --            --            --        3,149
Issuance of common stock
   under other stock plans                725,232        4,633           --            --            --            --        4,633
Income tax benefit for employee
   stock option transactions                   --        4,177           --            --            --            --        4,177
Issuance of common stock related to
   the conversion of the convertible
   subordinated debentures, net of
   unamortized debt issuance costs
   of $1,233                            5,659,164       53,767           --            --            --            --       53,767
Net unrealized gain on securities              --           --           --         2,432            --            --        2,432
Accumulated translation adjustments            --           --           --            --           392            --          392
Net income                                     --           --           --            --            --        37,633       37,633
                                       ----------   ----------   ----------    ----------    ----------    ----------   ----------
BALANCES, DECEMBER 31, 1996            48,806,580      128,186           --         2,534           (45)       88,773      219,448

Issuance of common stock
   under stock purchase plans             238,478        4,291           --            --            --            --        4,291
Issuance of common stock
   under other stock plans                774,364        5,242           --            --            --            --        5,242
Income tax benefit for employee
   stock option transactions                   --        2,195           --            --            --            --        2,195
Issuance of common stock related to
   acquisition                            177,309        4,610           --            --            --            --        4,610
Net unrealized loss on securities              --           --           --        (1,267)           --            --       (1,267)
Accumulated translation adjustments            --           --           --            --        (1,906)           --       (1,906)
Net income                                     --           --           --            --            --        35,182       35,182
                                       ----------   ----------   ----------    ----------    ----------    ----------   ----------
BALANCES, DECEMBER 31, 1997            49,996,731   $  144,524   $       --    $    1,267    $   (1,951)   $  123,955   $  267,795
                                       ----------   ----------   ----------    ----------    ----------    ----------   ----------



See Notes to Consolidated Financial Statements.

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,                                                      1997         1996         1995
------------------------                                                    ---------    ---------    ---------
(in thousands)

Cash flows from operating activities:
   Net income                                                               $  35,182    $  37,633    $  23,991
   Reconciliation of net income to cash provided by
      operating activities:
         Depreciation and amortization                                         17,170       16,296        8,687
         Purchased in-process technology                                        4,910           --        1,800
         Gain on the sale of equity securities                                 (2,070)          --           --
         Changes in assets and liabilities, net of effects from companies acquired in 1997 and 1995:
                Accounts receivable                                           (34,865)     (12,024)      (9,764)
                Inventories                                                     2,904       (4,265)      (2,297)
                Other current assets and other assets                          (1,821)      (4,191)      (1,351)
                Accounts payable                                                 (645)      (3,966)       3,520
                Accrued compensation and related benefits                       5,406           67          464
                Accrued intellectual property settlement                       14,000           --           --
                Other accrued liabilities                                      19,131        9,147        5,593
                Customer deposits and deferred revenue                         (3,624)      10,078         (810)
                                                                            ---------    ---------    ---------
                   Cash provided by operating activities                       55,678       48,775       29,833

Cash flows from financing activities:
   Other common stock transactions -- net                                       9,533        7,782        5,445
                                                                            ---------    ---------    ---------
                   Cash provided by financing activities                        9,533        7,782        5,445

Cash flows from investing activities:
   Short-term investment purchases                                            (41,936)     (93,174)     (85,794)
   Short-term investment sales and maturities                                  69,781       96,531       89,597
   Acquisition of intellectual property                                        (9,750)          --           --
   Property and equipment purchases                                           (24,922)     (33,210)     (16,627)
   Purchase of company, net of cash acquired                                     (278)          --      (28,408)
                                                                            ---------    ---------    ---------
                   Cash used in investing activities                           (7,105)     (29,853)     (41,232)
Effect of exchange rate changes on cash and cash equivalents                      (56)        (810)          85
                                                                            ---------    ---------    ---------
Increase (decrease) in cash and cash equivalents                               58,050       25,894       (5,869)
Cash and cash equivalents:
   Beginning of year                                                           47,996       22,102       27,971
                                                                            ---------    ---------    ---------
   End of year                                                              $ 106,046    $  47,996    $  22,102
                                                                            ---------    ---------    ---------

Supplemental disclosure of cash flow information:
   Cash paid for interest                                                   $     379    $   3,127    $   2,750
   Cash paid for income taxes                                               $  24,047    $  18,852    $  11,329
Supplemental schedule of noncash investing and financing activities:
      Income tax benefit from employee stock transactions                   $   2,195    $   4,177    $   1,421
      Notes payable issued in connection with the
         acquisition of intellectual property, net of discount of $1,570    $   8,430    $      --    $      --
      Conversion of convertible subordinated debentures
         into shares of common stock, net of unamortized
         debt issuance costs of $1,233                                      $      --    $  53,767    $      --


See Notes to Consolidated Financial Statements.

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Aspect Telecommunications Corporation (Aspect or the Company) is a worldwide provider of comprehensive business solutions for companies that generate revenue, serve customers, and handle inquiries. The Company's solutions include automatic call distributor (ACD) systems and software; computer-telephony integration (CTI) application software and tools; interactive voice response
(IVR) systems; Web response systems; management information and reporting tools; and planning and forecasting packages. The Company also delivers consulting, training, and systems integration services that help companies plan, integrate, staff, and manage call centers effectively.

CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

INVESTMENTS

The Company has classified all of its investments as available-for-sale securities. While the Company's intent is to hold debt securities to maturity, the Company has classified all debt securities as available-for-sale securities, as the sale of such securities may be required prior to maturity to implement management strategies. The carrying value of all securities is adjusted to fair market value, with unrealized gains and losses, net of deferred taxes, being excluded from earnings and reported as a separate component of shareholders' equity. Cost is based on the specific identification method for purposes of computing realized gains or losses.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of two to thirty years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life.

INTANGIBLE ASSETS

Intangible assets at December 31, 1997, consist of $42,654,000 (net of accumulated amortization of $8,992,000) of purchased existing technology, goodwill, covenants not to compete, and a trademark acquired in the acquisition of TCS Management Group, Inc.; purchased intellectual property; and purchased existing technology associated with the acquisition of Commerce Soft Inc. (see
Note 2). These intangible assets are amortized on a straight-line basis over periods of two to ten years.

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

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CUSTOMER DEPOSITS AND DEFERRED REVENUE

Customer deposits primarily represent payments received from customers upon product order. Deferred revenue represents payments received from customers for maintenance support or products prior to revenue recognition.

REVENUE RECOGNITION

The Company generally recognizes revenue from the sale of systems upon installation at the customer site; revenues from add-ons, upgrades, software licenses, and systems sales to distributors are generally recognized upon shipment to the customer or distributor. Customer support revenues consist primarily of revenues from new system installations, which are recognized when the service is provided, and ongoing customer support revenues, which are recognized ratably over the support period. Revenues are recorded net of sales returns and allowances. Product warranty costs and costs related to insignificant vendor obligations for post-contract customer support are accrued when revenue is recognized.

STOCK-BASED COMPENSATION

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees."

PER SHARE INFORMATION

The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), which requires the reporting of basic earnings per share (EPS) and diluted EPS. Basic EPS is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted EPS is essentially unchanged from numbers the Company previously reported as fully diluted EPS, and includes the dilutive impact of stock options and, for 1996 and 1995, the incremental shares related to convertible subordinated debentures that were redeemed in October 1996. EPS reported in prior periods have been restated to conform with SFAS 128. See Note 12 for the calculation of basic and diluted EPS for all periods presented.

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

CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such management estimates include the allowance for doubtful accounts receivable, the value of intangible assets, and warranty reserves. Actual results could differ from those estimates.

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

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control, that could have a material adverse effect on the Company's business, operating results, and financial condition. These risks include variability and uncertainty of revenues and operating results; product concentration, technological change, and new products; competition; intellectual property/litigation; management of growth; dependence on key personnel; limited sources of component supply; licenses from third parties; geographic

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


concentration; acquisitions and investments; international operations; regulatory requirements; expansion of distribution channels; and year 2000 compliance issues.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas, and major customers. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted. The Company will adopt these pronouncements in 1998. Adoption of these statements will not affect the Company's consolidated financial position, results of operations or cash flows.

In October 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2). This statement provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. This statement supersedes Statement of Position 91-1, "Software Revenue Recognition". SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. While the Company has not completed its evaluation of SOP 97-2, the Company currently believes that the adoption of this statement will not have a material impact on the Company's financial position or results of operations.

NOTE 2: BUSINESS COMBINATIONS AND OTHER ACQUISITIONS

In October 1997, the Company acquired two intellectual property portfolios by paying $9,750,000 in cash and issuing $10,000,000 in notes payable. These notes are stated net of $1,570,000 in discounts, with imputed interest rates of 7%, and payable in installments over the next five to six years. These portfolios were capitalized as intangible assets and are being amortized over periods ranging from six to eight years. The agreements also contain balloon payments at the end of five years that are contingent upon the Company achieving certain financial and other parameters. Liabilities for these contingent amounts will be reflected in the financial statements when these payments become probable.

In September 1997, the Company acquired Commerce Soft Inc. (Commerce Soft), a developer of customer interaction technology. In connection with the acquisition, the Company issued approximately 177,000 shares of common stock for all the outstanding stock of Commerce Soft and assumed outstanding Commerce Soft stock options, which were converted to options to purchase approximately 21,000 shares of the Company's common stock. The transaction was accounted for as a purchase that resulted in a one-time charge of $4,910,000 related to in-process technology. The remaining portion of the purchase price that exceeded the net assets of Commerce Soft was recorded as intangible assets and is being amortized over a period of two years. The operating results of Commerce Soft have been included in the consolidated statements of income since the date of acquisition. Pro forma results, as though Commerce Soft were acquired at the beginning of 1996, are not disclosed as they are insignificant to the 1997 and 1996 results of operations.

In October 1996, the Company acquired Prospect Software, Inc. (Prospect), by issuing 280,000 shares of common stock for all of the outstanding stock of Prospect. Prospect is a provider of application development tools for building connectivity to a variety of call center systems and network-based computer applications. The acquisition was accounted for as a pooling of interests.

In September 1996, the Company acquired Envoy Holdings Limited (Envoy) by issuing approximately 211,000 shares of common stock for all of the outstanding stock of Envoy. Envoy Systems Limited, the primary operating subsidiary of Envoy, provides call center and telebusiness solutions to help improve customer service through consulting services, software, and systems integration. The acquisition was accounted for as a pooling of interests.

All financial data for 1996 reflects the acquisitions of Envoy and Prospect, and all material intercompany transactions during such period have been eliminated. As the historical operations of Envoy and Prospect were not significant to any

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


year presented, the Company's financial statements for prior years have not been restated and the financial effect of the prior years' results of operations of Envoy and Prospect has been accounted for as a $602,000 increase to retained earnings in 1996.

Summarized results of operations of the separate companies for the nine months ended September 30, 1996, are as follows (in thousands):

                         NET REVENUES  NET INCOME
                         ------------  ----------
Aspect                    $ 215,613    $  26,646
Envoy                         2,638          157
Envoy acquisition costs          --         (374)
Prospect                      2,378          883
Eliminations                   (475)        (123)
                          ---------    ---------
                          $ 220,154    $  27,189
                          ---------    ---------


In October 1995, the Company acquired TCS Management Group, Inc. (TCS), a company engaged in the business of designing, marketing, and supporting software that automates the tasks associated with managing the workforce in a call center, specifically call forecasting, staff scheduling, and staff performance tracking. The acquisition was accounted for as a purchase. The aggregate purchase price of $37,500,000, consisting of $33,000,000 in cash and a promissory note of $4,500,000, plus costs of approximately $250,000 directly attributable to the acquisition, have been allocated to the assets acquired and liabilities assumed. The promissory note is due October 31, 1998, and bears interest at the prime rate (8.50% at December 31, 1997). Approximately $1,800,000 of the total purchase price represented the value of in-process technology that had not reached technological feasibility and that had no alternative future use and was charged to research and development expense in the fourth quarter of 1995.

The fair value of assets acquired, excluding the $1,800,000 of purchased in-process technology charged to operations, was $42,214,000 and liabilities of $6,514,000 were assumed.

The operating results of TCS have been included in the consolidated statements of income since the date of acquisition. Had the acquisition taken place at the beginning of 1995, unaudited pro forma results of operations would have been as follows for the year ended December 31 (in thousands, except per share data):

                                      1995
                                  ---------
Net revenues                      $211,852
Net income                          24,204
Diluted earnings per share            0.53


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

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3: INVESTMENTS

Short-term investments at December 31 consist of the following (in thousands):

                                          1997
                          -----------------------------------------
                                       GROSS     GROSS
                          AMORTIZED  UNREALIZED UNREALIZED MARKET
                             COST      GAINS    LOSSES      VALUE
                            -------   -------   -------    -------
Municipal obligations       $32,760   $    29   $   (13)   $32,776
Corporate notes and bonds     2,946         2        (4)     2,944
Treasury bills                2,455         2        --      2,457
Foreign debt issues           1,991         2        --      1,993
                            -------   -------   -------    -------
   Total                    $40,152   $    35   $   (17)   $40,170
                            -------   -------   -------    -------

                                           1996
                          -----------------------------------------
                                       GROSS     GROSS
                          AMORTIZED  UNREALIZED UNREALIZED MARKET
                             COST      GAINS    LOSSES      VALUE
                            -------   -------   -------    -------
Municipal obligations       $34,680   $   105   $  (320)   $34,465
Corporate notes and bonds    26,804        63       (38)    26,829
Treasury bills                3,506        --        (7)     3,499
Foreign debt issues           3,009        --        (1)     3,008
                            -------   -------   -------    -------
   Total                    $67,999   $   168   $  (366)   $67,801
                            -------   -------   -------    -------

The maturity of short-term investments at December 31, 1997, was as follows (in thousands):

                               MARKET VALUE
                           -------------------
                             WITHIN   ONE TO
                           ONE YEAR  TWO YEARS
                           --------  ---------
Municipal obligations       $29,636   $ 3,140
Corporate notes and bonds     2,944        --
Treasury bills                2,457        --
Foreign debt issues           1,993        --
                            -------   -------
   Total                    $37,030   $ 3,140
                            -------   -------

Included in other current assets at December 31, 1997, is an investment in equity securities with a market value of $2,261,000 (cost of $169,000).

The Company realized a gain of $2,070,000 from the sale of appreciated equity securities in 1997. Realized gains and losses were not significant in 1996 and 1995.

NOTE 4: INVENTORIES

Inventories at December 31 consist of (in thousands):

                    1997       1996
                   -------   -------
Raw materials      $ 5,331   $ 7,058
Work in progress     3,624     3,081
Finished goods       3,351     5,346
                   -------   -------
   Total           $12,306   $15,485
                   -------   -------

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5: PROPERTY AND EQUIPMENT

Property and equipment at December 31 consist of (in thousands):

                                              1997         1996
                                            ---------    ---------
Land                                        $   3,912    $   3,891
Building and improvements                       9,820        6,809
Computer and development equipment             55,669       48,107
Field spares                                   15,034       13,633
Office equipment                               23,669       15,393
Leasehold improvements                         12,064        8,844
                                            ---------    ---------
   Total                                      120,168       96,677
Accumulated depreciation and amortization     (61,464)     (45,329)
                                            ---------    ---------
Property and equipment -- net               $  58,704    $  51,348
                                            ---------    ---------


NOTE 6: OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31 consist of (in thousands):

                         1997      1996
                       -------   -------
Income taxes payable   $12,048   $ 6,263
Product warranty         3,948     3,778
Other                   20,339    10,700
                       -------   -------
   Total               $36,335   $20,741
                       -------   -------


NOTE 7: SHAREHOLDERS' EQUITY

STOCK OPTION PLANS

Under the Company's stock option plans, incentive and nonqualified stock options may be granted to employees, officers, and directors. All options must be granted at fair market value. Options granted to nondirectors become exercisable as determined by the Board of Directors (generally over four years) and typically expire ten years after the date of grant. Options granted to outside directors become exercisable over four years and currently expire five years after the date of grant.

A summary of stock option activity follows:

                                               WEIGHTED-
                                 NUMBER OF     AVERAGE
                                 SHARES        EXERCISE PRICE
                                 ----------    --------------
Outstanding, December 31, 1994    5,499,756    $    5.70

Granted                           2,788,100    $   13.03
Canceled                           (690,412)   $    7.09
Exercised                          (754,682)   $    3.86
                                 ----------    ---------
Outstanding, December 31, 1995    6,842,762    $    8.75

Granted                           2,554,000    $   25.84
Canceled                           (525,089)   $   13.05
Exercised                          (723,724)   $    6.16
                                 ----------    ---------
Outstanding, December 31, 1996    8,147,949    $   14.06

Granted                           2,256,584    $   22.82
Canceled                           (684,971)   $   19.00
Exercised                          (771,030)   $    6.77
                                 ----------    ---------
Outstanding, December 31, 1997    8,948,532    $   16.52
                                 ----------    ---------

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table summarizes information about stock options outstanding at December 31, 1997:

                                   OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                      ---------------------------------------------  ----------------------------
                                   WEIGHTED-AVERAGE     WEIGHTED-                     WEIGHTED-
    RANGE OF            NUMBER        REMAINING         AVERAGE        NUMBER         AVERAGE
 EXERCISE PRICES      OUTSTANDING  CONTRACTUAL LIFE  EXERCISE PRICE  EXERCISABLE   EXERCISE PRICE
 ---------------      -----------  ----------------  --------------  -----------   --------------
$  0.50 - $  9.50     2,166,349      4.83 years      $    4.98       1,803,816     $    4.45
$  9.88 - $ 17.88     3,082,160      7.64            $   13.64       1,372,266     $   12.36
$ 18.25 - $ 32.02     3,700,023      8.50            $   25.67         805,288     $   25.52
------------------    ---------     -----            ---------       ---------     ---------
$  0.50 - $ 32.02     8,948,532      7.31            $   16.52       3,981,370     $   11.44
------------------    ---------     -----            ---------       ---------     ---------


At December 31, 1997, 4,107,556 shares were available for future grant under the Company's stock option plans.

At December 31, 1996 and 1995, options to purchase 2,814,004 and 1,967,694 shares, respectively, were exercisable at weighted-average exercise prices of $6.91 and $4.43, respectively.

EMPLOYEE STOCK PURCHASE PLAN

In April 1990, the Board of Directors established the 1990 Employee Stock Purchase Plan, under which 2,100,000 common shares are authorized for sale to qualified employees through payroll withholdings at a price equal to 85% of the lower of the fair market value as of the beginning or end of the offering period. At December 31, 1997, 1,861,507 shares had been issued under this plan.

STOCK-BASED COMPENSATION

The Company utilizes stock options to attract new employees and retain existing employees. Such options provide the grantee an opportunity to purchase the Company's common stock at the fair market value of such shares as of the date of grant, pursuant to a vesting period. The options expire based on the earlier of the employee's termination date or typically ten years from the grant date. In 1996, the Company was required to adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 requires that the fair value of stock-based awards to employees be calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's stock-based awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that the pro forma amounts below, which are based on the methodology required under SFAS 123, do not necessarily provide a reliable single measure of the fair value of the Company's stock-based awards.

SFAS 123 encourages, but does not require, companies to record compensation cost for stock-based awards at fair value. Under this method, compensation cost is measured based on the fair value of the stock award when granted, and is recognized as an expense over the service period, which is usually the vesting period. As discussed in Note 1, the Company has chosen to continue to account for stock-based awards using the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan. Had the compensation cost for the Company's stock-based awards been determined based on the fair value at the grant dates for awards under those plans in 1997 and 1996 consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                           1997           1996           1995
                                                       -----------    -----------    -----------
Net income                             As reported     $    35,182    $    37,633    $    23,991
                                       Pro forma       $    21,267    $    27,849    $    21,812


Basic earnings per share               As reported     $      0.71    $      0.86    $      0.58
                                       Pro forma       $      0.43    $      0.63    $      0.53


Diluted earnings per share             As reported     $      0.67    $      0.75    $      0.52
                                       Pro forma       $      0.41    $      0.56    $      0.48

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The initial impact of adopting SFAS 123 disclosures may not be representative of the effect on pro forma net income and earnings per share in future years because the impact of outstanding nonvested stock options granted prior to 1995 has been excluded from the pro forma calculations, options vest over several years, and additional option grants may be made each year.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected life, seven months following vesting; stock volatility, approximately 50%; risk-free interest rate, approximately 6%; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. The weighted-average fair value of options granted during 1997, 1996, and 1995 was approximately $9.50, $10.00, and $5.00, respectively.

The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated using the Black-Scholes model with the following weighted-average assumptions: expected life, six months; expected volatility, 72% in 1997, 54% in 1996, and 39% in 1995; risk-free interest rate, approximately 6%; and no dividends during the expected term. The weighted-average fair value of purchase rights granted in 1997, 1996, and 1995 was approximately $9.00, $6.00, and $2.50, respectively.

SHARES RESERVED FOR ISSUANCE

At December 31, 1997, the Company had reserved shares of common stock for issuance as follows:

Stock option plans                13,056,088
Stock purchase plan                  238,493
Other stock plans                      8,090
                                  ----------
   Total                          13,302,671
                                  ----------


NOTE 8: INCOME TAXES

Tax provisions for the years ended December 31 consist of (in thousands):

                    1997          1996          1995
                  --------      --------      --------
Current:
   Federal        $ 27,183      $ 16,303      $ 10,140
   State             4,855         2,371         2,300
   Foreign           2,342         2,258         3,487
                  --------      --------      --------
     Subtotal       34,380        20,932        15,927



Deferred:
   Federal          (8,217)        1,294        (1,730)
   State            (1,067)          (31)         (107)
                  --------      --------      --------
     Subtotal       (9,284)        1,263        (1,837)
                  --------      --------      --------
        Total     $ 25,096      $ 22,195      $ 14,090
                  --------      --------      --------


Income before income taxes for the years ended December 31 consists of (in thousands):

                    1997        1996      1995
                  -------     -------     -------
Domestic          $53,095     $53,707     $27,740
Foreign - net       7,183       6,121      10,341
                  -------     -------     -------
     Total        $60,278     $59,828     $38,081
                  -------     -------     -------

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the statutory federal income tax rate and the effective tax rate as a percentage of income before income taxes for the years ended December 31 was as follows:

                                                  1997       1996       1995
                                                  -----     ------     ------
Tax at statutory rate                             35.0%      35.0%      35.0%
State income taxes -- net of federal effect        4.1        3.8        3.8
Research and development tax credits              (1.6)      (0.8)      (0.6)
Tax exempt investment income                      (1.0)      (0.7)      (1.3)
Foreign sales corporation benefit                 (0.8)      (0.5)      (0.4)
Other                                              2.8        0.3        0.5
                                                  ----       ----       ----
      Subtotal                                    38.5%      37.1%      37.0%

Nondeductible charge for purchased
   in-process technology                           3.1%        --         --
                                                  ----       ----       ----
      Total                                       41.6%      37.1%      37.0%
                                                  ----       ----       ----

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss carryforwards. Significant components of the Company's deferred income tax assets and liabilities as of December 31 were as follows (in thousands):

                                                    1997          1996
                                                  --------      --------
Deferred tax assets:
   Accruals deductible in different periods       $ 12,258      $  4,976
   Depreciation and amortization                     2,992         1,495
   Overhead in inventory                               482           514
   Net operating loss of foreign subsidiaries          136           520
   Revenue recognized in different periods              --           224
                                                  --------      --------
                                                    15,868         7,729
Deferred tax liabilities:
   Unrealized gains on investments                    (793)       (1,554)
Valuation allowance for net operating loss of
   foreign subsidiaries                               (136)         (520)
                                                  --------      --------
Net deferred tax asset                            $ 14,939      $  5,655
                                                  --------      --------

NOTE 9: COMMITMENTS

Certain manufacturing and administrative facilities are leased under operating leases through 2013. Certain leases provide for escalating rental payments over the lease period, and rent expense for such leases is recognized on a straight-line basis over the terms of the leases. Rent expense was $6,426,000, $5,613,000, and $3,720,000 in 1997, 1996, and 1995, respectively.

Future minimum payments under the Company's operating leases at December 31, 1997, are (in thousands):

1998                                $    8,590
1999                                     8,429
2000                                     7,745
2001                                     6,172
2002                                     4,809
2003 and thereafter                     22,986
                                    ----------
     Total                          $   58,731
                                    ----------

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10: LITIGATION

The segment of the telecommunications market that includes the Company's products has been characterized by extensive litigation regarding patents and other intellectual property rights. As is common in the telecommunications industry, the Company has been in the past and may in the future be notified of claims that its products or services are subject to patents or other proprietary rights of third parties. While the Company is not aware that its products or processes infringe any valid third-party patents or proprietary rights, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company. Periodically, the Company negotiates with third parties to establish patent license or cross-license agreements. There can be no assurance that such negotiations will result in the Company obtaining a license on satisfactory terms or at all. Moreover, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors, and thus future disputes with these companies are possible. In the event an intellectual property dispute is not settled through a license, litigation could ensue. Any litigation, or interference proceedings that may be declared by the United States Patent and Trademark Office to determine the priority of inventions, could result in substantial expense to the Company and significant diversion of effort by the Company's technical and managerial personnel. An adverse determination in such litigation or proceeding, could prevent the Company from making, using, or selling certain of its products, and subject the Company to damage assessments, all of which could have a material adverse effect on the Company's business, operating results, or financial condition. (See Note 15.)

In addition, the Company is from time to time involved in litigation or claims that arise in the normal course of business. The Company does not expect that any current litigation or claims will have a material adverse effect on the Company's business, operating results, and financial condition.

NOTE 11: EMPLOYEE BENEFIT PLAN

Qualified employees are eligible to participate in the Company's 401(k) tax-deferred savings plan. Participants may contribute up to 17% of their eligible earnings (up to a maximum contribution of $9,500 in 1997) to this plan, for which the Company, at the discretion of the Board of Directors and within certain limitations, may make matching contributions, in addition to discretionary contributions to cover the administrative costs of the plan. Contributions made by the Company to the plan were $2,349,000, $1,811,000, and $799,000 in 1997, 1996, and 1995, respectively.

NOTE 12: EARNINGS PER SHARE

Basic and diluted EPS for the years ended December 31 are calculated as follows (in thousands, except per share data):

                                                           1997        1996        1995
                                                          -------     -------     -------
Basic EPS:
    Weighted average shares outstanding                    49,302      43,917      41,314

    Net income                                            $35,182     $37,633     $23,991

            Basic EPS                                     $  0.71     $  0.86     $  0.58
                                                          -------     -------     -------

Diluted EPS:
    Weighted average shares outstanding                    49,302      43,917      41,314
    Dilutive effect of options                              3,005       3,780       2,378
    Weighted average shares issuable
       upon assumed conversion of debt                         --       4,466       5,660
                                                          -------     -------     -------
            Total                                          52,307      52,163      49,352

    Net income                                            $35,182     $37,633     $23,991
    Interest expense during the period on convertible
       subordinated debentures, net of tax                     --       1,460       1,857
                                                          -------     -------     -------

    Net income adjusted for diluted calculation           $35,182     $39,093     $25,848
                                                          -------     -------     -------

            Diluted EPS                                   $  0.67     $  0.75     $  0.52
                                                          -------     -------     -------


Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13: OPERATIONS BY GEOGRAPHIC AREA AND MAJOR CUSTOMER

The Company operates in the telecommunications industry primarily in North America and Europe. The following represents a summary of operations by geographic area for the years ended December 31 (in thousands):

                                  1997            1996          1995
                                ---------      ---------      ---------
Net revenues:
   North America                $ 288,363      $ 239,412      $ 152,731
   Europe                         102,279         69,291         46,241
                                ---------      ---------      ---------
   Consolidated                 $ 390,642      $ 308,703      $ 198,972
                                ---------      ---------      ---------

North American transfers to
   other geographic areas       $  50,768      $  30,647      $  13,076
                                ---------      ---------      ---------

Income from operations:
   North America                $  45,471      $  52,748      $  25,256
   Europe                           6,637          5,968         10,165
   Eliminations                       497           (998)           199
                                ---------      ---------      ---------
   Consolidated                 $  52,605      $  57,718      $  35,620
                                ---------      ---------      ---------

Identifiable assets:
   North America                $ 332,638      $ 247,199      $ 199,690
   Europe                          44,574         40,421         28,746
   Eliminations                    (6,869)        (4,527)       (12,565)
                                ---------      ---------      ---------
   Consolidated                 $ 370,343      $ 283,093      $ 215,871
                                ---------      ---------      ---------

Intercompany transfers are made at arm's-length prices. No single customer accounted for 10% or more of net revenues in 1997, 1996, or 1995.

NOTE 14: FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE

The following summary disclosures are made in accordance with the provisions of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS 107), which requires the disclosure of fair value information about both on- and off-balance sheet financial instruments where it is practicable to estimate the value. Fair value is defined in SFAS 107 as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale that is not the Company's intent.

Because SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of the Company. Amounts at December 31 consist of (in thousands):

                                               1997                      1996
                                       ----------------------    -----------------------
                                        CARRYING    ESTIMATED    CARRYING     ESTIMATED
                                        AMOUNT      FAIR VALUE   AMOUNT       FAIR VALUE
                                        ------      ----------   ------       ----------
Assets:
   Cash and cash equivalents           $106,046     $106,046     $ 47,996     $ 47,996
   Short-term investments                40,170       40,170       67,801       67,801
   Investment in equity securities        2,261        2,261        4,736        4,736

Commitments:
   Foreign exchange contracts          $ 11,063     $ 11,059     $ 14,004     $ 14,070

At December 31, 1997 and 1996, the Company had $30,452,000 and $7,848,000,
respectively, of outstanding foreign exchange contracts in which foreign currencies (primarily British pound and German mark) were sold; and $19,389,000 and $6,156,000, respectively, of outstanding foreign exchange contracts (primarily British pounds) were purchased. Unrealized gains or losses on forward exchange contracts were not significant at December 31, 1997 or 1996. Other than the items disclosed in the previous table, the Company has not entered into any other material financial derivative instruments.

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The fair value of cash and cash equivalents reported in the balance sheets approximate their carrying value. The fair value of short-term investments, investment in equity securities, and foreign exchange contracts is based on quoted market prices.

NOTE 15: SUBSEQUENT EVENTS

On March 5, 1997, Lucent filed a lawsuit in the United States District Court for the Eastern District of Pennsylvania alleging that the Company infringed four of Lucent's U.S. patents (the Lucent Patents). In its complaint, Lucent sought to enjoin the Company from allegedly continuing to infringe the Lucent Patents and sought an unspecified amount of compensatory damages; treble damages for alleged willful infringement; and interest, expenses, and attorneys' fees.

On February 4, 1998, the Company filed a complaint in the United States District Court, Northern District of California, asserting that Lucent infringed seven Aspect patents. Lucent responded by filing for a declaratory judgment regarding these Aspect patents in the United States District Court, Northern District of Texas.

On February 27, 1998, the Company announced that it entered into a patent cross-license agreement with Lucent, under which each party agreed to dismiss their patent lawsuits against each other, released each other from claims of past infringement, and settled their patent disputes. Under the agreement, Aspect paid Lucent a one-time fee and, for the duration of the cross-license agreement, will pay royalties that are not expected to be material to Aspect's future results of operations. As part of the settlement, Aspect recorded a non-recurring charge of $14,000,000 (approximately 17 cents per diluted share) for the quarter and year ended December 31, 1997.

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Aspect Telecommunications
Corporation:

We have audited the accompanying consolidated balance sheets of Aspect Telecommunications Corporation and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material aspects, the financial position of Aspect Telecommunications Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
------------------------------

San Jose, California
January 14, 1998 (February 27, 1998 as to Note 15 of the above-mentioned financial statements)

Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                      QUARTERLY FINANCIAL DATA (unaudited)


                                          1997 QUARTERS ENDED                             1996 QUARTERS ENDED
                             --------------------------------------------    --------------------------------------------
(in thousands, except per
    share data)              DEC. 31     SEPT. 30    JUNE 30     MAR. 31     DEC. 31     SEPT. 30    JUNE 30     MAR. 31
                             --------    --------    --------    --------    --------    --------    --------    --------
Net revenues                 $106,290    $ 99,192    $ 93,542    $ 91,618    $ 88,549    $ 80,224    $ 72,905    $ 67,025

Gross margin                   60,882      56,210      53,390      51,187      49,086      45,138      41,873      38,684
     (% of net revenues)           57%         57%         57%         56%         55%         56%         57%         58%

Income from operations          5,899      12,845      17,020      16,841      15,500      14,948      14,112      13,158

Net income                   $  4,371    $  7,009    $ 12,576    $ 11,226    $ 10,444    $  9,690    $  9,074    $  8,425
     (% of net revenues)            4%          7%         13%         12%         12%         12%         12%         13%

Diluted earnings per share   $   0.08    $   0.13    $   0.24    $   0.21    $   0.20    $   0.19    $   0.18    $   0.17

Quarterly stock price:
     High                    $  26.94    $  26.25    $  24.63    $  33.63    $  32.38    $  32.75    $  29.50    $  26.25
     Low                     $  18.88    $  17.88    $  16.50    $  18.75    $  22.38    $  14.63    $  22.06    $  14.88



Income from operations and net income in Q4 1997 include a $14 million (approximately $0.17 per diluted share) non-recurring charge for intellectual property settlement. Income from operations and net income in Q3 1997 include a $4.9 million (approximately $0.09 per diluted share) non-recurring charge for purchased in-process technology. Net income in Q2 1997 includes a non-recurring $2.1 million ($0.02 per diluted share) gain on the sale of appreciated equity securities. The 1996 quarterly information has been restated to reflect the acquisitions of Envoy Holdings Limited in Q3 1996, and Prospect Software, Inc., in Q4 1996. (See Notes 2 and 15 to the Consolidated Financial Statements.)


                                          1997 QUARTERS ENDED                             1996 QUARTERS ENDED
                             --------------------------------------------    --------------------------------------------
(in thousands, except per
    share data)              DEC. 31     SEPT. 30    JUNE 30     MAR. 31     DEC. 31     SEPT. 30    JUNE 30     MAR. 31
                             --------    --------    --------    --------    --------    --------    --------    --------
Net income excluding
     non-recurring items     $ 12,981    $ 11,919    $ 11,303    $ 11,226    $ 10,444    $  9,690    $  9,074    $  8,425

Diluted earnings per
     share excluding
     non-recurring items     $   0.25    $   0.23    $   0.22    $   0.21    $   0.20    $   0.19    $   0.18    $   0.17


Aspect Telecommunications Corporation    Annual Financial Report to Shareholders


                              CORPORATE INFORMATION

CORPORATE OFFICERS                      BOARD OF DIRECTORS               STOCK LISTING
James R. Carreker                       James R. Carreker                Aspect Telecommunications Corporation's
Chairman and Chief Executive Officer    Chairman and Chief               common stock is traded on the Nasdaq
                                        Executive Officer                Stock Market under the symbol "ASPT."
Dennis L. Haar                          Aspect Telecommunications        As of December 31, 1997, there were
President and Chief Operating Officer   Corporation                      approximately 790 shareholders of
                                                                         record of the Company's common stock.
Kirsten K. Berg-Painter                 Debra J. Engel
Vice President, Interactive             Senior Vice President            DIVIDEND POLICY
Communication Systems                   of Corporate Services
                                        3Com Corporation                 The Company has never paid cash
Robert A. Blatt                                                          dividends on its capital stock.
Vice President, Marketing and           Norman A. Fogelsong              The Company currently anticipates
Business Development                    General Partner                  that it will retain all available
                                        Institutional Venture Partners   funds for use in its business.
Kathleen M. Cruz
Vice President, Information Technology  James L. Patterson               ANNUAL MEETING
and Chief Information Officer           Chairman of the Board
                                        Clarify Inc.                     Aspect Telecommunications Corporation's
Linda F. Johnstone                                                       annual meeting of shareholders will be
Vice President, Europe, Middle East     John W. Peth                     held at 4:00 p.m. on May 14, 1998, at
and Africa                              President and Chief              the Company's facilities located at 1160
                                        Executive Officer                Ridder Park Drive, San Jose, California.
Eric J. Keller                          Business Resource Group
Vice President, Finance                                                  ASPECT CORPORATE HEADQUARTERS
and Chief Financial Officer             SECRETARY
                                                                         Aspect Telecommunications
D. Thompson McCalmont                   Craig W. Johnson                 1730 Fox Drive
Vice President, Enterprise CTI          Director, Venture Law Group      San Jose, California 95131-2312
                                                                         Tel: +1 (408) 325-2200
Mark J. Meltzer                         INDEPENDENT AUDITORS                   1 (800) 226-8441
Vice President, General Counsel                                          Fax: +1 (408) 325-2260
                                        Deloitte & Touche LLP            www.aspect.com
John D. Meyers                          San Jose, California
Principal Engineer, Product Technology
and Chief Technical Officer             LEGAL COUNSEL

Larry S. Miller                         Venture Law Group
Vice President, North America           Menlo Park, California

R. Dixon (Dirk) Speas, Jr.              TRANSFER AGENT
Vice President, Asia-Pacific                                             (C) 1998 Aspect Telecommunications.
and Latin America                       Boston EquiServe, L.P.           Aspect and the Aspect logo are
                                        Boston, Massachusetts            trademarks or registered trademarks
David M. Yoffie                                                          of Aspect Telecommunications
Vice President, Customer Support        INVESTOR RELATIONS               Corporation in the United States
and Manufacturing                                                        and/or other countries. All other
                                        Additional copies of this        product or service names mentioned
                                        Annual Report and other          in this document may be trademarks
                                        financial information are        of the companies with which they
                                        available without charge         are associated.
                                        upon request to:

                                        Investor Relations Department
                                        Aspect Telecommunications
                                        1730 Fox Drive
                                        San Jose, California 95131-2312
                                        Telephone: +1 (408) 325-2629
                                        E-mail: invest@aspect.com

